UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Second quarter 2015 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2	Second quarter 2015 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: July 30, 2015

 Item 1

Santander

Santander

2Q.15

Earnings Report

COTIZA EN BOLSA MEXICANA DE VALORES

SANMEX

BSMX LISTED NYSE

2Q.15 | EARNINGS RELEASE | 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 2Q15 Consolidated Results

III.	Analysis of 2Q15 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	2Q15 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

2Q.15 | EARNINGS RELEASE | 2

Grupo Financiero Santander México Reports Second Quarter 2015 Loan Portfolio Up 13.1% YoY and Net Income of Ps.3,238 Million

-	Loan growth driven by YoY increases of 23.6% in SMEs, 16.4% in middle-market, 14.0% in mortgages, 31.5% in consumer loans and 5.6% in credit cards

-	Ongoing prudent risk management reflected in a NPL ratio of 3.77% (2.38% excluding homebuilders and Santander Vivienda portfolio) and a cost of risk of 3.4%

Mexico City – July 30, 2015, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three- and six-month periods ending June 30, 2015.

Santander México reported net income for the quarter of Ps.3,238 million, representing a YoY decline of 12.2% and a QoQ increase of 0.7%.

Marcos Martínez, Grupo Financiero Santander México’s Executive President and CEO, commented, “We reported a strong business performance this quarter, with all core products expanding well-above system growth rates reflecting our focus on client service and attractive product offering.”

“Most significantly, consumer loans, ex-credit cards, were up 31% year-on-year and 14% sequentially. Even excluding the acquisition of the Scotiabank portfolio effective on April, this loan portfolio expanded 7% sequentially, more than doubling system growth driven by our renewed focus on payroll and personal loans. An effective cross selling strategy implemented with the newly acquired customers also contributed to this performance. Despite soft growth in credit cards, up 4% sequentially, we exceeded market growth by more than four times. Mortgage loans rose 14% from 2Q14, well-above the system as we continue to leverage our wide product offering and our position as Mexico’s leading mortgage originator. SME loans posted a 24% year-on-year increase, also beating the market, maintaining our leadership position in this profitable market as we continue to drive our cross-selling efforts and differentiated financial services.”

“We maintained prudent risk management as we continued to drive loan growth. Cost of risk increased 28 basis points sequentially to 3.41% reflecting the anticipated increase in loan loss reserves this quarter, but remained stable year-on-year.”

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted shares.

2) ROAE as reported

3) As of 2Q15 includes: 1,078 branches + 18 SME offices + 7 SME branches + 117 cash desks + 11 Select offices + 45 Select units + 56 Select boxes + 24 brokerage house branches

“Efficiency levels, improved 130 basis points sequentially, down to 43.5% as costs remained stable reflecting our tight cost management. Gross operating income increased 8% year-on-year, driven by strong growth in core earnings supported by our effective commercial efforts to drive more profitable consumer loans while trading gains

2Q.15 | EARNINGS RELEASE | 3

were weaker this quarter. Net income, however, was impacted by several factors including the anticipated increases in loan loss reserves, the effective tax rate and lower trading gains.”

Mr. Martínez concluded, “Looking ahead, loan growth is anticipated to continue the gradual recovery experienced over the past quarters, as we leverage our differentiated product offering and strong market position in our core segments. We remain fully committed to the development of our country through our participation in the energy and infrastructure sectors and expect to continue executing our strong pipeline as projects move forward.”

2Q.15 | EARNINGS RELEASE | 4

SUMMARY OF SECOND QUARTER 2015 CONSOLIDATED RESULTS

Net income

Santander México reported net income for the quarter of Ps.3,238 million, representing a decline of 12.2% YoY and an increase of 0.7% QoQ.

Capitalization and ROAE

Banco Santander México’s preliminary capital ratio at period end 2Q15 was 15.9%, compared to 16.1% and 16.6% at 2Q14 and 1Q15, respectively. The 15.9% capital ratio was comprised of 12.5% Tier 1 and 3.4% Tier 2.

2Q15 reported ROAE was 12.0%, versus 14.1% in 2Q14 and 2.0% in 1Q15.

Net interest income and NIM

Net interest income in 2Q15 increased YoY by 13.0%, or Ps.1,204 million, to Ps.10,466 million. On a sequential basis, net interest income increased 5.5%, or Ps.541 million, from Ps.9,925 million reported in 1Q15.

Net interest margin ratio calculated with daily average interest-earning assets for 2Q15 was 4.84%, which compares with 4.96% and 4.87% in 2Q14 and 1Q15, respectively.

Interest income increased 7.7%, or Ps.1,117 million, to Ps.15,660 million in 2Q15 from Ps.14,543 million in 2Q14. Increases of 11.3%, or Ps.1,251 million, in interest income from our loan portfolio and commissions on loan origination and Ps.57 million, or 2.3%, in investment in securities, were partially offset by YoY decreases in interest income of Ps.177 million, or 28.7%, from repurchase agreement transactions and of Ps.23 million, or 6.5%, from funds available.

Interest expense decreased YoY by 1.6%, or Ps.87 million, to Ps.5,194 million in 2Q15, primarily due to decreases in interest expense of Ps.102 million on repurchase agreement transactions, Ps.50 million on term deposits and Ps.29 million on subordinated credit notes. These decreases were partially offset by increases in interest paid of Ps.50 million on credit instruments issued, Ps.24 million on demand deposits and Ps.20 million on bank and other loans.

Loan portfolio growth

Santander México’s total loan portfolio as of 2Q15 increased YoY by 13.1%, or Ps.57,825 million, to Ps.498,500 million, and by 5.0%, or Ps.23,762 million, on a sequential basis.

In 2Q15, Santander México’s loan portfolio expanded YoY across all core products, in both the individual and commercial loan segments. Individual loan growth was mainly driven by mortgages and consumer loans, which

2Q.15 | EARNINGS RELEASE | 5

were up 14.0% and 31.5%, respectively, while credit cards rose 5.6% still reflecting softness in credit card use. Growth in the consumer portfolio was mainly driven by personal and payroll loans, further supported by the acquisition of the Scotiabank loan portfolio effective April 2015. Ex-Scotiabank, these loans expanded 22.4% YoY, more than doubling market growth rates.

Commercial loans continued to benefit from a significant YoY increase of 23.6% in the SMEs and 16.4% in middle-market loan portfolios. Corporate loans, in turn, rose 14.0% YoY as we saw higher activity in this segment. The positive performance in SMEs, middle-market and corporates, was partly offset by an 8.6% YoY decrease in the government and financial institutions portfolio, reflecting some large payments related to loans granted to the two state-owned energy companies in the country, as these loans are quite volatile.

Asset quality

The Non-Performing Loan Portfolio (NPL ratio) in 2Q15 was 3.77%, a 44 basis points (bps) increase from the 3.33% posted in 2Q14 and 9 bps higher than the 3.68% reported in 1Q15. The Non-performing loans (NPL) ratio for 2Q15 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,887 million, as well as the effect from Santander Vivienda’s non-performing portfolio (formerly ING Hipotecaria), which as of 2Q15 amounted to Ps.2,422 million, out of a total portfolio of Ps.9,920 million. Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 2Q15 and 1Q15 would have been 2.38% and 2.25%, respectively. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

The coverage ratio for the quarter was 99.1%, decreasing from 111.8% in 2Q14 and 99.6% in 1Q15.

Loans to deposit ratio

At 2Q15, deposits increased 13.4% YoY and 5.0% sequentially; representing 50.4% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth. The net loan to deposit ratio was 99.5% in 2Q15, compared with 99.8% in 2Q14 and 99.6% in 1Q15.

2Q.15 | EARNINGS RELEASE | 6

Contribution to net income by subsidiary

Reported net income in 2Q15 was Ps.3,238 million, representing a 12.2% YoY decline and a 0.7% sequentially increase.

Casa de Bolsa Santander, the brokerage business, reported net profit of Ps.13 million in 2Q15, compared with net profit of Ps.44 million in 2Q14 and net loss of Ps.12 million in 1Q15.

The Holding (Grupo Financiero) reported net loss of Ps.7 million in 2Q15 similar to 2Q14 and compared with a net loss of Ps.16 million in 1Q15.

Grupo Financiero Santander México
Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14

Banking business[1]	3,232	3,243	3,650	(0.3)	(11.5)	6,475	6,969	(7.1)
Brokerage	13	(12)	44	208.3	(70.5)	1	2	(50.0)
Holding	(7)	(16)	(7)	56.3	0.0	(23)	(25)	8.0
Net income attributable to Grupo Financiero Santander México	3,238	3,215	3,687	0.7	(12.2)	6,453	6,946	(7.1)
1) Includes sofomes

2Q.15 | EARNINGS RELEASE | 7

ANALYSIS OF SECOND QUARTER 2015 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Grupo Financiero Santander México
Income statement
Millions of mexican pesos				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14
Net interest income	10,466	9,925	9,262	5.5	13.0	20,391	18,255	11.7
Provisions for loan losses	(4,543)	(3,683)	(3,672)	(23.4)	(23.7)	(8,226)	(7,141)	(15.2)
Net interest income after provisions for loan losses	5,923	6,242	5,590	(5.1)	6.0	12,165	11,114	9.5
Commission and fee income, net	4,011	3,298	3,291	21.6	21.9	7,309	6,714	8.9
Net gain (loss) on financial assets and liabilities	540	795	1,358	(32.1)	(60.2)	1,335	1,911	(30.1)
Other operating income	109	239	302	(54.4)	(63.9)	348	662	(47.4)
Administrative and promotional expenses	(6,391)	(6,389)	(5,921)	0.0	7.9	(12,780)	(11,823)	8.1
Operating income	4,192	4,185	4,620	0.2	(9.3)	8,377	8,578	(2.3)
Equity in results of associated companies	19	19	16	0.0	18.8	38	33	15.2
Operating income before income taxes	4,211	4,204	4,636	0.2	(9.2)	8,415	8,611	(2.3)
Income taxes	(972)	(989)	(948)	1.7	(2.5)	(1,961)	(1,664)	(17.8)
Income from continuing operations	3,239	3,215	3,688	0.7	(12.2)	6,454	6,947	(7.1)
Discontinued operations	0	0	0	0.0	0	0	0	0.0
Non-controlling interest	(1)	0	(1)	0.0	0.0	(1)	(1)	0.0
Net income	3,238	3,215	3,687	0.7	(12.2)	6,453	6,946	(7.1)
Effective tax rate (%)	23.1	23.5	20.4			23.3	19.3

During 2Q15, Santander México reported net income of Ps.3,238 million, declining 12.2% YoY, but increasing 0.7% QoQ.

Net interest income in 2Q15 increased YoY by 13.0%, or Ps.1,204 million, to Ps.10,466 million. On a sequential basis, net interest income increased 5.5%, or Ps.541 million, from Ps.9,925 million reported in 1Q15.

Interest income increased 7.7%, or Ps.1,117 million, to Ps.15,660 million in 2Q15 from Ps.14,543 million in 2Q14. Increases of 11.3%, or Ps.1,251 million, in interest income from our loan portfolio and commissions on loan origination and Ps.57 million, or 2.3%, in investment in securities, were partially offset by YoY decreases in interest income of Ps.177 million, or 28.7%, from repurchase agreement transactions and of Ps.23 million, or 6.5%, from funds available.

Interest expense decreased YoY by 1.6%, or Ps.87 million, to Ps.5,194 million in 2Q15, primarily due to decreases in interest expense of Ps.102 million on repurchase agreement transactions, Ps.50 million on term deposits and Ps.29 million on subordinated credit notes. These decreases were partially offset by increases in interest paid of Ps.50 million on credit instruments issued, Ps.24 million on demand deposits and Ps.20 million on bank and other loans.

2Q.15 | EARNINGS RELEASE | 8

Provisions for loan losses for the quarter were Ps.4,543 million, representing increases of Ps.871 million, or 23.7%, YoY and Ps.860 million, or 23.4%, sequentially.

The NPL ratio in 2Q15 was 3.77%, a 44 bps increase from 3.33% posted in 2Q14 and 9 bps higher than 3.68% reported in 1Q15.

The coverage ratio for the quarter was 99.1%, decreasing from 111.8% in 2Q14 and 99.6% in 1Q15.

Net commission and fee income for 2Q15 amounted to Ps.4,011 million, increasing 21.9%, or Ps.720 million YoY, and 21.6%, or Ps.713 million sequentially. This quarter, the cost associated to the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs guarantees was reclassified from commission and fee income to expenses for loan recoveries in Other operating income line. On a comparable basis, excluding the reclassification of the insurance premiums corresponding to 1H15 net commissions and fees increased 15.3% YoY.

During 2Q15, Santander México reported a Ps.540 million net gain from financial assets and liabilities, compared with gains of Ps.795 million in 1Q15 and Ps.1,358 million in 2Q14. The net gain on financial assets and liabilities in 2Q15 is mainly explained by valuation losses of Ps.72 million principally related to foreign exchange instruments, which were more than offset by purchase-sale gains of Ps.612 million principally related to derivatives and debt instruments.

Other operating income in 2Q15 totaled Ps.109 million, down from Ps.302 million in 2Q14 and Ps.239 million in 1Q15, mainly due to higher expenses for loan recoveries, which are impacted by the reclassification of insurance premiums mentioned above. However, recoveries from previously written-off loan portfolio were sequentially higher.

Administrative and promotional expenses in 2Q15 amounted to Ps.6,391 million, compared to Ps.5,921 million in 2Q14 and Ps.6,389 million in 1Q15, increasing 7.9% YoY and remaining flat sequentially.

Operating income in 2Q15 totaled Ps.4,192 million, representing a YoY decrease of Ps.428 million, or 9.3%. On a sequential basis, operating income increased by Ps.7 million, or 0.2%. The YoY decrease is mainly explained by lower income from trading gains as well as higher provisions for loan losses and expenses, which were partially offset by increases in net interest income and net commissions and fees.

2Q.15 | EARNINGS RELEASE | 9

Loan portfolio and deposits

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend, with diversification in all segments and growth accross all core businesses, despite the slow economic recovery in Mexico.

Portfolio Breakdown

+16.4%
+14.0%
+23.6%
-8.6%
+14.0%
+5.6%
+31.5%
+13.1%
2Q14
2Q15
103,221
120,195
61,253
69,806
47,888
59,172
56,766
51,885
99,242
113,092
41,439
43,768
30,866
40,582
440,675
498,500
Middle-markets
Corporates
SMEs
Gov&FinEnt
Mortgages
Credit Cards
Consumer
Total

Consumer 8%
Middle-Market 24%
Credit Cards 9%
Mortgages 23%
Corporates 14%
SMEs 12%
Gov&FinEnt 10%

The total loan portfolio rose YoY by 13.1%, or Ps.57,825 million, to Ps.498,500 million in 2Q15. On a sequential basis, the total loan portfolio increased 5.0%, or Ps.23,762 million. In this context, all core segments grew above market rates, with SMEs, middle-market and mortgages showing the strongest performance, followed by corporates and consumer that continued posted a healthy growth. Meanwhile, credit card growth exceeded market rates, continuing the gradual recovery, despite ongoing soft system growth in this product.

2Q.15 | EARNINGS RELEASE | 10

Grupo Financiero Santander México
Loan portfolio breakdown
Millions of Mexican Pesos	2Q15%		1Q15%		2Q14%
Performing loans
Commercial*	291,182	58.4%	277,921	58.5%	261,976	59.4%
Individuals
Consumer	81,139	16.3%	74,714	15.7%	69,372	15.7%
Credit cards	41,977	8.4%	40,444	8.5%	39,963	9.1%
Other consumer	39,162	7.9%	34,270	7.2%	29,409	6.7%
Mortgages	107,371	21.5%	104,645	22.0%	94,655	21.5%
Total	479,692	96.2%	457,280	96.3%	426,003	96.7%

Non-performing loans
Commercial*	9,876	2.0%	9,155	1.9%	7,152	1.6%

Individuals
Consumer	3,211	0.6%	2,799	0.6%	2,933	0.7%
Credit cards	1,791	0.4%	1,594	0.3%	1,476	0.3%
Other consumer	1,420	0.3%	1,205	0.3%	1,457	0.3%
Mortgages	5,721	1.1%	5,504	1.2%	4,587	1.0%
Total	18,808	3.8%	17,458	3.7%	14,672	3.3%

Total loan portfolio

Commercial*	301,058	60.4%	287,076	60.5%	269,128	61.1%
Individuals
Consumer	84,350	16.9%	77,513	16.3%	72,305	16.4%
Credit cards	43,768	8.8%	42,038	8.9%	41,439	9.4%
Other consumer	40,582	8.1%	35,475	7.5%	30,866	7.0%
Mortgages	113,092	22.7%	110,149	23.2%	99,242	22.5%
Total	498,500	100%	474,738	100.0%	440,675	100%
*Commercial loan portfolio includes: Corporates, Middle-market, SME´s , Financial entities and Goverment institutions

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 60.4% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 51.1% of the total loan portfolio. As of 2Q15, commercial loans increased 11.9% YoY, principally reflecting increases of 23.6%, 16.4% and 14.0% in the SMEs, middle market and corporate segments, respectively. This positive YoY performance was partially offset by an 8.6% decrease in government and financial entities loans, reflecting some large payments of loans granted to the two state-owned energy companies in the country, as these loans are quite volatile.

On a sequential basis, the commercial loan portfolio increased 4.9%, principally reflecting continued growth in SMEs, middle-markets and corporates - up 4.9%, 9.8% and 7.2%, respectively. This was partially offset by a 7.4% decrease in the government and financial entities portfolios.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 39.6% of the total loan portfolio and increased 15.1% YoY. Credit cards, consumer and mortgage loans represented 8.8%, 8.1%, and 22.7% of the total loan portfolio, respectively, and rose YoY by 5.6%, 31.5%, and 14.0%, respectively. Consumer loans (including credit cards) increased 8.8% sequentially, up from 2.5% in 1Q15, reflecting a sustained pick up in personal and payroll loans, further supported by the personal loan portfolio acquired from Scotiabank

2Q.15 | EARNINGS RELEASE | 11

México effective April 2015 and showing a gradual recovery in credit cards. Despite still soft consumer demand in credit cards, Santander México has maintained above-market growth rates, principally reflecting our focus on innovation and strong commercial activity. We continue to penetrate the open market focusing on medium- and high-income individuals, while maintaining our credit scoring standards.

Asset quality

Non-performing loans at the end of 2Q15 increased YoY by Ps.4,136 million, or 28.2%, to Ps.18,808 million, and 7.7%, or Ps.1,350 milion QoQ. On a sequential basis, increases of Ps.720 million, or 7.9%, in commercial loans, Ps.412 million, or 14.7%, in consumer loans (including credit cards) and Ps.217 million, or 3.9% in mortgages. The breakdown of the non-performing loan portfolio is as follows: commercial loans 52.5%, mortgage loans 30.4% and consumer loans (including credit cards) 17.1%.

Grupo Financiero Santander México
Asset quality
Millions of Mexican Pesos
				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY
Total loans	498,500	474,738	440,675	5.01	13.12
Performing loans	479,692	457,280	426,003	4.90	12.60
Non-performing loans	18,808	17,458	14,672	7.73	28.19

Allowance for loan losses	(18,643)	(17,382)	(16,397)	7.25	13.70

Non-performing loan ratio	3.77%	3.68%	3.33%	9 bp	44bp
Coverage ratio	99.1%	99.6%	111.8%	(50bp)	(1,270bp)

The NPL ratio in 2Q15 was 3.77%, a 44 bps increase from the 3.33% posted in 2Q14 and 9 bps higher than the 3.68% reported in 1Q15. The NPL ratio for 2Q15 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,887 million, as well as the effect from Santander Vivienda’s non-performing portfolio (formerly ING Hipotecaria), which as of 2Q15 amounted to Ps.2,422 million, out of a total portfolio of Ps.9,920 million.

2Q.15 | EARNINGS RELEASE | 12

Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 2Q15 and 1Q15 would have been 2.38% and 2.25%, respectively. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

During 2Q15, provisions for loan losses amounted to Ps.4,543 million, which represented increases of Ps.871 million, or 23.7%, YoY and Ps.860 million, or 23.4%, on a sequential basis.

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Cost of risk in 2Q15 stood at 3.41%, which compares with the 3.42% and 3.13% reported in 2Q14 and 1Q15, respectively.

The coverage ratio for the quarter was 99.1%, decreasing from 111.8% in 2Q14 and 99.6% in 1Q15.

Total deposits

Total deposits at the end of 2Q15 amounted to Ps.482,205 million, representing increases of 13.4% YoY and 5.0% sequentially. Santander México continues to implement its strategy of further enhancing customer service to meet

2Q.15 | EARNINGS RELEASE | 13

the needs of each segment. Additionally, campaigns targeting the SMEs and middle-market segments, together with investment products offered to middle- and high-income clients continue to contribute to this performance. As of 2Q15, demand deposits reached Ps.311,891 million, increasing 20.4% YoY and 6.7% sequentially. Total term deposits reached Ps.170,314 million, showing increases of 2.6% YoY and 2.2% QoQ. This performance in deposits, further supported lower cost of funding, while we continued to optimize term deposits cost.

Liquidity Coverage Ratio

Pursuant Banxico’s regulatory requirements, the average Liquidity Coverage Ratio (LCR) for 2Q15 was 106.3%, which compares to 96.8% in 1Q15. (Please refer to note 25 of this report).

2Q.15 | EARNINGS RELEASE | 14

Net interest income

Grupo Financiero Santander México
Net interest income
Millions of mexican pesos				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14

Interest on funds available	329	337	352	(2.4)	(6.5)	666	710	(6.2)
Interest on margin accounts	82	76	73	7.9	12.3	158	152	3.9
Interest and yield on securities	2,517	2,196	2,460	14.6	2.3	4,713	4,377	7.7
Interest and yield on loan portfolio – excluding credit cards	9,651	9,043	8,415	6.7	14.7	18,694	16,414	13.9
Interest and yield on loan portfolio related to credit card transactions	2,461	2,388	2,440	3.1	0.9	4,849	4,817	0.7
Commissions collected on loan originations	180	175	186	2.9	(3.2)	355	412	(13.8)
Interest and premium on sale and repurchase agreements and securities loans	440	606	617	(27.4)	(28.7)	1,046	1,405	(25.6)
Interest income	15,660	14,821	14,543	5.7	7.7	30,481	28,287	7.8

Daily average interest earning assets *						842,100	736,771	14.2

Interest from customer deposits – demand deposits	(780)	(755)	(756)	(3.3)	(3.2)	(1,535)	(1,491)	(3.0)
Interest from customer deposits – time deposits	(1,091)	(1,018)	(1,141)	(7.2)	4.4	(2,109)	(2,172)	2.9
Interest from credit instruments issued	(327)	(307)	(277)	(6.5)	(18.1)	(634)	(574)	(10.5)
Interest on bank and other loans	(506)	(525)	(486)	3.6	(4.1)	(1,031)	(950)	(8.5)
Interest on subordinated capital notes	(427)	(467)	(456)	8.6	6.4	(894)	(819)	(9.2)
Interest and premium on sale and repurchase agreements and securities loans	(2,063)	(1,824)	(2,165)	(13.1)	4.7	(3,887)	(4,026)	3.5
Interest expense	(5,194)	(4,896)	(5,281)	(6.1)	1.6	(10,090)	(10,032)	(0.6)

Net interest income	10,466	9,925	9,262	5.5	13.0	20,391	18,255	11.7

Net interest income in 2Q15 increased YoY by 13.0%, or Ps.1,204 million, to Ps.10,466 million. On a sequential basis, net interest income increased 5.5%, or Ps.541 million, from Ps.9,925 million in 1Q15.

Net interest margin ratio calculated with daily average interest-earning assets for 2Q15 was 4.84%, which compares with 4.96% and 4.87% in 2Q14 and 1Q15, respectively.

The 13.0% YoY increase in net interest income for the quarter is explained by the combined effect of: a Ps.1,117 million increase in interest income, from Ps.14,543 million in 2Q14 to Ps.15,660 million in 2Q15, together with a Ps.87 million decrease in interest expense, from Ps.5,281 million in 2Q14 to Ps.5,194 million in 2Q15. This is mainly explained by a Ps.93,625 million increase in average-earning assets together with a 29 bps decline in the average interest rate, combined with a Ps.75,170 million increase in average interest-bearing liabilities and a 33 bps lower average cost.

2Q.15 | EARNINGS RELEASE | 15

The 5.5% sequential increase in net interest income resulted mainly from a Ps.839 million increase in interest income, from Ps.14,821 million in 1Q15 to Ps.15,660 million in 2Q15, which was partially offset by a Ps.298 million increase in interest expense, from Ps.4,896 million in 1Q15 to Ps.5,194 million in 2Q15. This is explained by an increase of Ps.52,247 million in average interest-earning assets and a 12 bps decrease in the average interest income rate, combined with a increase of Ps.30,470 million in interest-bearing liabilities together with an increase of 2 bps in the average interest rate paid.

Interest income

Interest income increased 7.7%, or Ps.1,117 million, from Ps.14,543 million in 2Q14 to Ps.15,660 million in 2Q15. This is explained by the following increases: i) 11.3%, or Ps.1,251 million, in interest income from our loan portfolio and commissions on loan origination, ii) 2.3%, or Ps.57 million in investment in securities and iii) Ps.9 million, or 12.3%, in margin accounts. These increases were partially offset by decreases of: i) Ps.177 million, or 28.7%, in sale and repurchase agreement transactions and ii) Ps.23 million, or 6.5%, in funds available.

2Q15 average interest-earning assets grew YoY by Ps.93,625 million, or 12.1%, mainly driven by the following increases: i) Ps.65,100 million in the average volume of the loan portfolio, including credit cards; ii) Ps.33,058 million in the investments in securities portfolio; iii) Ps.8,880 million in funds available; and iv) Ps.5,932 million in margin accounts; which were partially offset by a decrease of Ps.19,344 million in sale and repurchase agreement transactions.

On a sequential basis, interest income increased by 5.7%, or Ps.839 million, mainly reflecting increases of: i) Ps.686 million, or 5.9%, in interest income from our loan portfolio and commissions on loan origination; ii) Ps.321 million, or 14.6%, on the investment in securities portfolio; and iii) Ps.6 million, or 7.9%, in margin accounts. These increases were partially offset by decreases of: i) Ps.166 million, or 27.4%, in sale and repurchase agreement transactions and ii) Ps.8 million, or 2.4%, in funds available.

2Q15 average interest-earning assets increased QoQ by Ps.52,247 million, or 6.4%, mainly driven by the following increases: i) Ps.47,283 million in the investment in securities portfolio; ii) Ps.17,504 million in the average volume of the loan portfolio, including credit cards; and iii) Ps.7,640 million in funds available. These increases were partially offset by decreases of: i) Ps.19,771 million in sale and repurchase agreement transactions; and ii) Ps.409 million in margin accounts.

The average interest rate on interest-earning assets in 2Q15 stood at 7.14%, representing a decrease of 29 bps from 7.43% in 2Q14 and a decrease of 12 bps from 7.26% in 1Q15.

The Ps.15,660 million in interest income for 2Q15 is broken down as follows: loan portfolio, which is the main source of recurring earnings, accounts for 78.5%; investment in securities 16.1%; and other items 5.4%.

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Interest expense

Interest expense declined YoY by 1.6%, or Ps.87 million, to Ps.5,194 million in 2Q15, primarily due to the following decreases: i) Ps.102 million on our sale and repurchase agreement transactions, ii) Ps.50 million on term deposits and iii) Ps.29 million on subordinated credit notes. These declines were partially offset by increases in: i) Ps.50 million credit instruments issued, ii) Ps.24 million on demand deposits and iii) Ps.20 million on bank and other loans.

Average interest-bearing liabilities rose YoY by Ps.75,170 million, or 10.7%, mainly explained by the following increases: i) Ps.33,442 million in demand deposits; ii) Ps.20,621 million in term deposits; iii) Ps.12,778 million in bank and other loans; iv) Ps.8,622 million in credit instruments issued; and v) Ps.3,026 million in subordinated credit notes. These increases were partially offset by a Ps.3,318 million decrease in sale and repurchase agreement transactions.

On a sequential basis, interest expense increased 6.1%, or Ps.298 million, to Ps.5,194 million in 2Q15, from Ps.4,896 million in 1Q15, mainly reflecting increases in interest paid of: i) Ps.239 million on sale and repurchase agreement transactions, ii) Ps.73 million on term deposits, iii) Ps.25 million on demand deposits and iv) Ps.20 million on credit instruments issued. These increases were partially offset by decreases of: i) Ps.40 million on subordinated credit notes and ii) Ps.19 million in interest paid on bank and other loans.

Sequentially, average interest-bearing liabilities increased by Ps.30,470 million, or 4.1%, mainly explained by the following increases: i) Ps.22,542 million in sale and repurchase agreement transactions; ii) Ps.7,917 million in time deposits; iii) Ps.4,975 million in demand deposits; iv) Ps.2,745 million in credit instruments issued and v) Ps.478 million in credit notes. These increases were partially offset by a decrease of Ps.8,187 million in bank and other loans.

The average interest rate on interest-bearing liabilities decreased to 2.65% in 2Q15, or 33 bps, from 2.98% in 2Q14, and increased by 2 bps from 2.63% in 1Q15.

The Ps.5,194 million in interest expenses paid in 2Q15 is broken down as follows: sale and repurchase agreement transactions 39.7%, term deposits 21.0%, demand deposits 15.1%, bank and other loans 9.7%, subordinated credit notes 8.2% and credit instruments issued 6.3%.

Interest expense on demand deposits amounted to Ps.780 million during 2Q15, representing an increase of 3.2% YoY and 3.3% sequentially. The YoY variation was mainly driven by a 15.9% increase in the average balance of demand deposits, combined with a 15 bps decrease in the average interest rate paid from 1.42% to 1.27%. The QoQ increase resulted from the combined effect of an increase of 2.1% in the average balance together with a stable average interest rate paid at 1.27%.

Interest paid on time deposits declined 4.4% YoY to Ps.1,091 million. On a sequential basis, interest paid on time deposits increased 7.2%. The YoY variation reflects an increase of 13.8% in the average volume of term deposits together with a 48 bps decline in the average interest rate paid, from 3.02% to 2.54%. The QoQ increase resulted from the combined effect of a 4.9% increase in the average balance, together with a 3 bps increase in the average interest rate paid, from 2.51% to 2.54%.

2Q.15 | EARNINGS RELEASE | 17

Commission and fee income

Grupo Financiero Santander México
Commission and fee income, net
Millions of mexican pesos				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14

Commission and fee income
Credit card	1,258	1,207	1,151	4.2	9.3	2,465	2,304	7.0
Account management	214	222	188	(3.6)	13.8	436	376	16.0
Collection services	527	526	451	0.2	16.9	1,053	913	15.3
Investment funds	333	343	342	(2.9)	(2.6)	676	677	(0.1)
Insurance	1,070	985	997	8.6	7.3	2,055	1,899	8.2
Purchase-sale of securities and money market transactions	198	209	277	(5.3)	(28.5)	407	458	(11.1)
Checks trading	65	64	78	1.6	(16.7)	129	150	(14.0)
Foreign trade	206	203	179	1.5	15.1	409	349	17.2
Financial advisory services	634	235	350	169.8	81.1	869	749	16.0
Other	266	205	212	29.8	25.5	471	411	14.6
Total	4,771	4,199	4,225	13.6	12.9	8,970	8,286	8.3

Commission and fee expense
Credit card	(476)	(449)	(434)	(6.0)	(9.7)	(925)	(639)	(44.8)
Investment funds	(7)	(14)	(17)	50.0	58.8	(21)	(40)	47.5
Insurance	(16)	(2)	(21)	(700.0)	23.8	(18)	(48)	62.5
Purchase-sale of securities and money market transactions	(69)	(71)	(122)	2.8	43.4	(140)	(176)	20.5
Checks trading	(6)	(5)	(9)	(20.0)	33.3	(11)	(16)	31.3
Financial advisory services	(17)	(2)	(18)	(750.0)	5.6	(19)	(21)	9.5
Other	(169)	(358)	(313)	52.8	46.0	(527)	(632)	16.6
Total	(760)	(901)	(934)	15.6	18.6	(1,661)	(1,572)	(5.7)

Commission and fee income, net
Credit card	782	758	717	3.2	9.1	1,540	1,665	(7.5)
Account management	214	222	188	(3.6)	13.8	436	376	16.0
Collection services	527	526	451	0.2	16.9	1,053	913	15.3
Investment funds	326	329	325	(0.9)	0.3	655	637	2.8
Insurance	1,054	983	976	7.2	8.0	2,037	1,851	10.0
Purchase-sale of securities and money market transactions	129	138	155	(6.5)	(16.8)	267	282	(5.3)
Checks trading	59	59	69	0.0	(14.5)	118	134	(11.9)
Foreign trade	206	203	179	1.5	15.1	409	349	17.2
Financial advisory services	617	233	332	164.8	85.8	850	728	16.8
Other	97	(153)	(101)	163.4	196.0	(56)	(221)	74.7

Total	4,011	3,298	3,291	21.6	21.9	7,309	6,714	8.9

In 2Q15, net commission and fee income totaled Ps.4,011 million, increasing YoY by 21.9%, or Ps.720 million. This quarter, we reclassified the cost associated to the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs guarantees by approximately Ps.216 million from January to June, from commission and fee income to expenses for loan recoveriesin in Other operating income line. On a comparable basis, excluding the reclassification of the insurance premium fees corresponding to 1H15, net commissions and fees increased 15.3% YoY and 15.1% QoQ.

2Q.15 | EARNINGS RELEASE | 18

The 15.3% YoY growth principally reflects the following increases: i) 85.8%, or Ps.285 million, in financial advisory services; ii) 8.0%, or Ps.78 million, in insurance fees; iii) 16.9%, or Ps.76 million, in collection services; iv) 9.1%, or Ps.65 million, in credit cards; v) 15.1%, or Ps.27 million, in foreign trade; and vi) 13.8%, or Ps.26 million, in account management fees. The above mentioned increases were partially offset by declines of i) 16.8%, or Ps.26 million, in capital markets and securities fees; and ii) 14.5%, or Ps.10 million in checks.

Compared to 1Q15 and excluding the aforementioned reclassification, net commission and fee income rose 15.1%, mainly reflecting the following increases: i) 164.8%, or Ps.384 million, in financial advisory fees; ii) 7.2%, or Ps.71 million, in insurance fees; and iii) 3.2%, or Ps.24 million, in credit cards, while the rest of the lines remained stable.

This quarter, we reported a positive performance in financial advisory as we closed some of the transactions in our pipeline, which more than offset the continued weakness in investment funds and capital markets fees resulting from external factors. While we have developed a strong pipeline, we remain cautious going forward as activity is largely dependent on overall market conditions and project execution.

The positive performance in credit card commissions and fees this quarter, reflects slightly higher levels of activity in this segment in response to our marketing efforts, despite ongoing overall soft demand in this segment.

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of mexican pesos				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14
Valuation
Foreign exchange	(92)	87	(49)	(205.7)	(87.8)	(5)	(24)	79.2
Derivatives	1	6,638	(981)	(100.0)	100.1	6,639	510	1,201.8
Shares	19	17	71	11.8	(73.2)	36	(20)	280.0
Debt instruments	0	(358)	311	100.0	(100.0)	(358)	947	(137.8)
Valuation result	(72)	6,384	(648)	(101.1)	88.9	6,312	1,413	346.7

Purchase / sale of securities
Foreign exchange	(10)	(613)	54	98.4	(118.5)	(623)	107	(682.2)
Derivatives	450	(5,393)	1,483	108.3	(69.7)	(4,943)	321	(1,639.9)
Shares	(14)	(14)	200	0.0	(107.0)	(28)	(64)	56.3
Debt instruments	186	431	269	(56.8)	(30.9)	617	134	360.4
Purchase -sale result	612	(5,589)	2,006	111.0	(69.5)	(4,977)	498	(1,099.4)

Total	540	795	1,358	(32.1)	(60.2)	1,335	1,911	(30.1)

In 2Q15, Santander México reported a Ps.540 million net gain from financial assets and liabilities, compared with gains of Ps.1,358 million in 2Q14 and Ps.795 million in 1Q15. The net gain on financial assets and liabilities in 2Q15 is mainly explained by purchase-sale gains of Ps.612 million principally related to derivatives and debt instruments, which more than offset valuation losses of Ps.72 million, mainly related to foreign exchange instruments.

The Ps.72 million valuation losses, was mainly explained by valuation losses in foreign exchange instruments of Ps.92 million, partially offset by valuation gains of Ps.19 million in share instruments and Ps.1 million in derivatives. The Ps.612 million purchase-sale gains in 2Q15, was principally driven by derivative and debt instruments, which reported gains of Ps.450 million and Ps.186 million, respectively. These gains were partially offset by purchase-sale losses of Ps.14 million and Ps.10 million in shares and foreign exchange instruments, respectively.

2Q.15 | EARNINGS RELEASE | 19

Other operating income

Grupo Financiero Santander México
Other operating income
Millions of mexican pesos				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14

Recovery of previously written-off loans	536	446	557	20.2	(3.8)	982	1,039	(5.5)
Cancellation of liabilities and reserves	61	106	66	(42.5)	(7.6)	167	119	40.3
Interest on personnel loans	28	27	29	3.7	(3.4)	55	58	(5.2)
Allowance for losses on foreclosed assets	(17)	(11)	(8)	(54.5)	(112.5)	(28)	(27)	(3.7)
Profit from sale of foreclosed assets	81	58	68	39.7	19.1	139	290	(52.1)
Technical advisory services	2	5	1	(60.0)	100.0	7	8	(12.5)
Portfolio recovery legal expenses and costs	(360)	(201)	(175)	(79.1)	(105.7)	(561)	(314)	(78.7)
Write-offs and bankruptcies	(219)	(221)	(189)	0.9	(15.9)	(440)	(330)	(33.3)
Provision for legal and tax contingencies	(32)	(52)	(77)	38.5	58.4	(84)	(131)	35.9
IPAB ("Indemnity") provisions and payments	(2)	(1)	(1)	(100.0)	(100.0)	(3)	(3)	0.0
Result on sale of loan portfolio	6	46	3	(87.0)	100.0	52	(113)	146.0
Others	25	37	28	(32.4)	(10.7)	62	66	(6.1)

Total	109	239	302	(54.4)	(63.9)	348	662	(47.4)

Other operating income in 2Q15 totaled Ps.109 million, down from Ps.302 million in 2Q14 and Ps.239 million in 1Q15. This was mainly due to higher loan recovery expenses reflecting the insurance premium reclassification mentioned above. However, recoveries from previously written-off loan portfolio were sequentially higher.

2Q.15 | EARNINGS RELEASE | 20

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and promotional expenses
Millions of mexican pesos				% Variation				% Variation
	2Q15	1Q15	2Q14	QoQ	YoY	6M15	6M14	15/14
Salaries and employee benefits	2,957	2,916	2,614	1.4	13.1	5,873	5,201	12.9
Credit card operation	103	84	76	22.6	35.5	187	149	25.5
Professional fees	99	99	131	0.0	(24.4)	198	213	(7.0)
Leasehold	429	433	403	(0.9)	6.5	862	808	6.7
Promotional and advertising expenses	154	174	171	(11.5)	(9.9)	328	308	6.5
Taxes and duties	330	358	289	(7.8)	14.2	688	678	1.5
Technology services (IT)	603	582	604	3.6	(0.2)	1,185	1,221	(2.9)
Depreciation and amortization	497	499	419	(0.4)	18.6	996	844	18.0
Contributions to bank savings protection system (IPAB)	546	535	453	2.1	20.5	1,081	889	21.6
Cash protection	142	169	154	(16.0)	(7.8)	311	317	(1.9)
Others	531	540	607	(1.7)	(12.5)	1,071	1,195	(10.4)

Total	6,391	6,389	5,921	0.0	7.9	12,780	11,823	8.1

Administrative and promotional expenses in 2Q15 amounted to Ps.6,391 million, compared to Ps.5,921 million in 2Q14 and Ps.6,389 million in 1Q15, increasing 7.9% YoY and remaining flat QoQ. The YoY increase was mainly driven by: i) Ps.343 million in salaries and employee benefits; ii) Ps.93 million in contributions to the bank savings protection system (IPAB); iii) Ps.78 million in depreciation and amortization; iv) Ps.41 million in tax and duties; v) Ps.27 million in credit card operation; and vi) Ps.26 million in leaseholds. These increases were partially offset by decreases of: i) Ps.76 million in other expenses; ii) Ps.32 million in professional fees; iii) Ps.17 million in promotional and advertising expenses; iv) Ps.12 million in cash protection services; and v) Ps.1 million in technology services. The YoY increase in expenses mainly reflects our branch expansion plan, with a 15.1% increase in the average headcount during the period, as well as expenses to support business growth.

Expenses include the deposit insurance fee (or IPAB). This expense increased YoY by 20.5%, or Ps.93 million, reflecting growth of the funding sources.

On a sequential basis, administrative and promotional expenses remained flat. The following increases: i) Ps.41 million in salaries and employee benefits; ii) Ps.21 million in technology services; iii) Ps.19 million in credit card operation; and iv) Ps.11 million in contributions to bank savings protection system (IPAB); were offset by declines of: i) Ps.28 million in tax and duties; ii) Ps.27 million in cash protection services; iii) Ps.20 million in promotional and advertising expenses; iv) Ps.9 million in other expenses; and v) Ps.4 million in leaseholds.

2Q.15 | EARNINGS RELEASE | 21

Expenses continue to reflect effective cost management that translates into an optimized operating structure which contributes to mitigate costs resulting from the investment in strategic businesses, new branches and inflation.

The efficiency ratio for 2Q15 stood at 43.5%, which compares to 42.9% in 2Q14 and improving from 44.8% reported in 1Q15. Recurrence ratio was 68.1%, improving from the 61.2% reported in 2Q14 and the 56.0% in 1Q15.

Income Taxes

In 2Q15 Santander México reported a tax expense of Ps.972 million compared to tax expenses of Ps.948 million in 2Q14 and Ps.989 million in 1Q15.

The effective tax rate for the quarter was 23.1%, 270 bps compared to the 20.4% reported in 2Q14 and relatively stable from the 23.5% effective tax rate paid in 1Q15.

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	2Q15	1Q15	2Q14
Tier 1	78,324	79,292	75,605
Tier 2	21,113	20,231	17,462
Total capital	99,437	99,523	93,067

Risk-weighted assets
Credit risk	422,127	410,557	392,703
Credit, market and operational risk	624,607	601,085	577,035

Credit risk ratios:
Tier 1 (%)	18.6	19.3	19.3
Tier 2(%)	5.0	4.9	4.4
Capitalization ratio (%)	23.6	24.2	23.7

Total capital ratios:
Tier 1(%)	12.5	13.2	13.1
Tier 2 (%)	3.4	3.4	3.0
Capitalization ratio (%)	15.9	16.6	16.1

Banco Santander Mexico’s preliminary capital ratio at period end 2Q15 was 15.9%, compared to 16.1% at period end 2Q14 and 16.6% at period end 1Q15. The 15.9% capital ratio was comprised of 12.5% Tier 1 and 3.4% Tier 2.

As of May 2015, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated June 2015, which is the most recent available analysis.

2Q15 reported ROAE was 12.0%, versus 14.1% in 2Q14 and 12.0% in 1Q15.

2Q.15 | EARNINGS RELEASE | 22

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

General Ordinary Shareholders’ Meeting

On April 28, 2015, Santander México held its General Ordinary Shareholder’ Meeting and aproved among other items:

•	To decree payment of a cash dividend to the Company’s Shareholders for the amount of Ps.3,534 million, which was paid on May 29, 2015.

•	The resignation of Mr. Eduardo Fernández García-Travesí from the position of Alternate Director of Series “F” shares.

•	The appointment of Messrs. Rodrigo Echenique Gordillo and José Doncel Razola as Non Independent Regular Directors of Series “F” shares, as well as the appointment of Mr. Fernando Borja Mujica as Non Independent Alternate Director of Series “F” shares.”

•	The resignation of Mr. Vittorio Corbo Lioi as Regular Independent Director and approve his appointment as Alternate Non Independent Director of Series “F” shares.

•	Finally, the approval of the composition of the Board of Directors as indicated below:

Serie “F” Non Independent Directors
D. Carlos Gómez y Gómez	Chairman
D. Marcos Martínez Gavica	Director
D. Rodrigo Echenique Gordillo	Director
D. José Doncel Razola	Director
D. Carlos Fernández González	Director
D. Rodrigo Brand de Lara	Director
D. Vittorio Corbo Lioi	Alternate Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Fernando Borja Mujica	Alternate Director
Serie “F” Independent Directors
D. Guillermo Güemez García	Director
D. Joaquín Vargas Guajardo	Director
D. Juan Gallardo Thurlow	Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Serie “B” Independent Directors
D. Fernando Solana Morales	Director
D. Fernando Ruíz Sahagún	Director
D. Alberto Torrado Martínez	Director
D. Gina Lorenza Diez Barroso Azcárraga	Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

2Q.15 | EARNINGS RELEASE | 23

Santander México Launched the Santander Fiesta Rewards Classic Credit Card

On June 21 2015, Santander México launched a new credit card – the “Santander Fiesta Rewards Classic”. The new product extends the offering of this co-branded card to the preferred segment. Customers choosing this card will benefit from the Fiesta Rewards program, welcome certificates and travel accident insurance.

Representative Transactions

Santander México acts as placement agent in the debt issuance of mortgage-backed debt portfolio by FOVISSTE

Santander México participated as joint placement agent in the debt issuance of FOVISSTE’s mortgage-backed debt portfolio. The placement amounted to an equivalent of Ps.10,237 million in UDIs and represents a record placement amount by FOVISSSTE.

Santander México acts as placement agent in bond issuance by Televisa

Santander México acted as placement agent in the Ps.5 billion floating rate 7-year term bond issuance by Televisa.

Santander México participated in the public work project between CFE and Megacable

Santander México participated in financing of a public work project between CFE and Megacable for Ps.103 million maturing in 2017. Funds will be used for the construction and installation of eight public works in connection with the “Loss Reduction Projects on Distribution” smart grid project in Mexico City involving withdrawal, supply and installation of 308,000 power monitoring units in Mexico City.

AWARDS & RECOGNITIONS

Santander México Recognized by US Security Industry

On April 20, the US security industry held the 11th annual awards "Global Excellence", which recognizes excellence in every facet of the industry, including new products, outstanding people and the best companies.

At this event Santander México and its supplier Nuance, were awarded the Excellence Award 2015 for the implementation of voice biometrics in the category "Technology of tomorrow today in Latin America”.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Santander México will Contribute 10 Million Pesos to CONACYT Scholarship Program

On June 22, Santander México, the National Council of Science and Technology (CONACYT for its initials in Spanish) and the Organization of Ibero-American States (OEI), agreed to promote Mexican graduate programs among students from other countries through scholarships and financial support. As part of this agreement, Santander Mexico will contribute more than Ps.10 million to the Conacyt-Santander-OEI scholarship program.

With these actions, Santander México reaffirms its social commitment to higher education, collaboration between institutions, and the development of the country.

Santander México Celebrated 10 Years of Delivering the Santander Award for Business Innovation

On June 17, Santander Mexico celebrated 10 years of promoting entrepreneurship among college students through the Santander Award for Business Innovation. With record participation this event reinforced its position as the leading recognition of entrepreneurs in the country. During these 10 years, more than Ps.16 million have been awarded to entrepreneurs and more than Ps.1,500 million have been granted to higher education through various programs.

2Q.15 | EARNINGS RELEASE | 24

In this tenth edition of the Santander Award for Business Innovation, 4,200 university students participated with 978 business projects from 185 universities around the country. Compared to last year, student participation at this event increased 20% while the number of business projects presented rose by 31%.

Santander México received the Socially Responsible Company Distinctive (ESR in Spanish) for the 11th consecutive year

On May 7, the Mexican Center for Philanthropy (CEMEFI in Spanish) and the Alliance for Corporate Social Responsibility (AliarRSE in Spanish) gave the 2015 Socially Responsible Company Distinctive to Santander México, as a result of the compliance with the standards established in the strategic areas of corporate social responsibility. Santander México received this distinctive for the eleventh consecutive year.

CREDIT RATINGS

On June 05, 2015, Moody’s Investor Service took rating actions on Mexican financial institutions and subsidiaries, among them, Banco Santander México and the brokerage house. These actions reflect the new aspects of Moody's bank rating methodology.

In accordance with the new methodology, Moody's also assigned Counterparty risk assessments in long and short term, A2(cr)/Prime-1(cr) CR, respectly to Banco Santander México. The bank's overall outlook is stable.

Outlooks are now assigned only to long-term deposit and senior unsecured debt ratings.

The remainder of the ratings was affirmed.

Regarding brokerage house, the downgrade GLC (Global Local Currency) emerged from the change in the reference rating Moody's uses to assign the support to subsidiaries. For the brokerage house the long term issuer in local currency was revised downwards from Baa1 to A3, with a stable outlook. The long term rating issuer in NSR was affirmed Aaa.mx

On May 21, Fitch Ratings affirmed Banco Santander (México)’s and its subsidiaries (Santander Vivienda, Santander Consumo and Casa de Bolsa Santander) ratings.

They also affirmed the bank's global issuance of subordinated securities, the global and local senior unsecured issuances and the local senior unsecured notes of Santander Vivienda and Santander Consumo.

The long term ratings's outlook remains stable.

On May 8, Fitch Raitings upgraded the rating of Santander Vivienda as Primary Manager of Financial Assets to ‘AAFC1(mex)’ from ‘AAFC1-(mex)’ with a stable outlook. This is the highest rating in the system.

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short Term	P-2	F2

Local currency
Long term	A3	BBB+
Short Term	P-2	F2

2Q.15 | EARNINGS RELEASE | 25

National scale
Long term	Aaa.mx	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)	----

Short Term	P-1 (cr)	----

Standalone BCA	baa1	----

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+

Long-term senior unsecured global notes due 2022	A3	BBB+

Last publication:	June-11-2015	June-25-2015

Santander Vivienda	Moody´s	Fitch Ratings
National scale
Long Term	----	AAA (mex)

Short Term	----	F1+ (mex)

Notes HICOAM 07

Global Scale
Local currency
Long Term	A3	----

National scale
Long Term	Aaa.mx	AAA(mex)

Standalone BCA	b1	----
Outlook	Stable	Stable

Last publication:	May-11-2015	June-9-2015
RMBS Primary Servicer	----	AAFC1(mex)

Outlook	----	Stable

Last publication:	----	May-08-2015

Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

2Q.15 | EARNINGS RELEASE | 26

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	May-11-2015	May-21-2015
Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale
Local currency
Long term	Baa1	----
Short term	P-2	----

National scale
Local currency
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Stable	Stable

Last publication:	June-12-2015	May-21-2015

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

2Q.15 | EARNINGS RELEASE | 27

2Q15 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, July 30, 2015
Time:	10:00 AM (MCT); 11:00 AM (US ET)
Dial-in Numbers:	1-888-263-2905 US & Canada; 1-913-312-1471 International & Mexico
Access Code:	9701633
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1038576
Replay:	Thursday, July 30, 2015 at 2:00 pm US ET, and Thursday, August 6, 2015 at 11:59 pm US ET
Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico Access Code: 9701633

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Bradesco, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Interacciones, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Nomura, Scotiabank, Signum Research, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

•	Annualized figures consider 6M15x2 cumulative results

•	Average figures are calculated using 4Q14 and 2Q15

2Q.15 | EARNINGS RELEASE | 28

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2015, Santander México had total assets of Ps.1,065 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,078 branches and 278 offices nationwide and has a total of 16,768 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.15.6854

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx	www.santander.com.mx

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to:

2Q.15 | EARNINGS RELEASE | 29

changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

2Q.15 | EARNINGS RELEASE | 30

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

2Q.15 | EARNINGS RELEASE | 31

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos

		2015				2014
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	102,323	105,370	101,198	97,474	91,384	94,408

Margin accounts	3,181	2,844	2,855	3,203	3,392	2,894

Investment in securities	269,782	271,576	203,455	231,705	219,044	218,047
Trading securities	194,057	198,638	114,936	156,247	143,491	149,772
Securities available for sale	70,178	67,436	83,057	70,038	70,175	62,944
Securities held to maturity	5,547	5,502	5,462	5,420	5,378	5,331

Debtors under sale and repurchase agreements	19,303	7,331	5,186	10,689	10,471	8,413

Securities Lending	1	1	0	0	0	0

Derivatives	99,783	100,357	97,284	73,888	88,209	73,878
Trading purposes	90,763	89,721	92,544	72,891	87,566	73,422
Hedging purposes	9,020	10,636	4,740	997	643	456

Valuation adjustment for hedged financial assets	106	49	(44)	(65)	85	29

Performing loan portfolio
Commercial loans	291,182	277,921	274,438	256,496	261,976	236,610
Commercial or business activity	239,301	221,884	212,933	204,255	205,210	189,995
Financial entities loans	5,745	5,444	5,580	5,226	5,901	3,859
Government entities loans	46,136	50,593	55,925	47,015	50,865	42,756
Consumer loans	81,139	74,714	72,459	70,917	69,372	67,069
Mortgage loans	107,371	104,645	101,189	97,698	94,655	91,739
Total performing loan portfolio	479,692	457,280	448,086	425,111	426,003	395,418

Non-performing loan portfolio
Commercial loans	9,876	9,155	8,891	8,709	7,152	6,910
Commercial or business activity	9,872	9,152	8,889	8,709	7,152	6,909
Financial entities loans	0	0	0	0	0	1
Government entities loans	4	3	2	0	0	0
Consumer loans	3,211	2,799	3,165	2,755	2,933	2,895
Mortgage loans	5,721	5,504	5,399	4,900	4,587	4,126
Total non-performing portfolio	18,808	17,458	17,455	16,364	14,672	13,931
Total loan portfolio	498,500	474,738	465,541	441,475	440,675	409,349

Allowance for loan losses	(18,643)	(17,382)	(16,951)	(16,631)	(16,397)	(16,081)
Loan portfolio (net)	479,857	457,356	448,590	424,844	424,278	393,268

Acrrued income receivable from securitization transactions	97	128	127	127	128	127
Other receivables (net)	62,629	93,035	51,358	62,458	55,768	51,343
Foreclosed assets (net)	387	383	358	328	357	344
Property, furniture and fixtures (net)	5,279	5,378	5,268	4,699	4,664	4,704
Long-term investment in shares	139	172	153	135	112	162
Deferred taxes and deferred profit sharing (net)	16,857	16,737	16,819	17,985	17,953	18,067

Deferred charges, advance payments and intangibles	5,057	5,180	4,579	3,850	3,971	4,085
Other	191	200	198	203	200	206

Total assets	1,064,972	1,066,097	937,384	931,523	920,016	869,975

2Q.15 | EARNINGS RELEASE | 32

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos
		2015				2014
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	514,371	489,572	486,652	464,071	447,680	423,375
Demand deposits	311,891	292,441	294,085	285,861	259,046	255,062
Time deposits – general public	119,154	122,408	133,706	113,322	120,592	122,896
Time deposits – money market	51,160	44,281	31,833	38,960	45,470	23,123
Credit instruments issued	32,166	30,442	27,028	25,928	22,572	22,294

Bank and other loans	55,411	72,918	54,945	47,472	42,492	42,854
Demand loans	13,521	23,625	3,065	5,453	9,000	7,014
Short-term loans	17,540	25,157	27,470	20,561	18,396	17,537
Long-term loans	24,350	24,136	24,410	21,458	15,096	18,303

Creditors under sale and repurchase agreements	156,999	148,043	104,102	118,054	127,905	114,581

Securities Lending	1	1	0	0	0	0

Collateral sold or pledged as guarantee	27,403	28,835	14,077	14,968	9,654	17,956
Securities loans	27,403	28,835	14,077	14,968	9,654	17,956

Derivatives	101,019	96,722	99,168	76,404	90,416	74,146
Trading purposes	95,125	91,732	94,779	74,654	86,500	71,705
Hedging purposes	5,894	4,990	4,389	1,750	3,916	2,441

Other payables	79,689	100,493	53,112	87,405	82,067	81,068
Income taxes payable	4	2	10	11	13	7
Employee profit sharing payable	121	269	221	171	130	277
Creditors from settlement of transactions	49,529	66,988	24,516	52,452	45,139	55,583
Payable for cash collateral received	8,290	10,472	6,033	3,745	3,941	4,370
Sundry creditors and other payables	21,745	22,762	22,332	31,026	32,844	20,831

Subordinated credit notes	20,706	19,849	19,446	17,456	17,192	17,043

Deferred revenues and other advances	502	661	498	589	698	846

Total liabilities	956,101	957,094	832,000	826,419	818,104	771,869

Paid-in capital	48,170	48,148	48,140	48,170	48,170	48,165
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,813	11,791	11,783	11,813	11,813	11,808

Other capital	60,701	60,855	57,244	56,934	53,742	49,941
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,851
Retained earnings	52,043	55,574	41,553	45,005	44,990	45,140
Result from valuation of available for sale securities, net	(563)	(543)	(543)	(225)	203	(422)
Result from valuation of cash flow hedge instruments, net	814	656	266	10	(350)	104
Net income	6,453	3,215	14,014	10,190	6,946	3,259
Non-controlling interest	10	9	10	10	9	9
Total stockholders´equity	108,871	109,003	105,384	105,104	101,912	98,106

Total liabilities and stockholders´ equity	1,064,972	1,066,097	937,384	931,523	920,016	869,975

2Q.15 | EARNINGS RELEASE | 33

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos
		2015				2014
	Jun	Mar	Dec	Sep	Jun	Mar

Memorandum accounts

For third parties

Current client account
Client Banks	145	60	90	66	88	86
Liquidation of client transactions	62	(278)	235	(109)	(21)	(323)
Dividends on behalf of clients	1	1	1	1	1	0

Custody services
Assets under custody	141,396	158,785	128,035	172,370	262,330	288,930

Transactions on behalf of third parties
Sale and repurchase agreements	29,044	34,440	19,274	40,202	32,870	57,553
Security loans on behalf of clients	1,196	1,110	994	905	918	829
Collaterals received as guarantee on behalf of clients	281,112	279,132	267,097	245,112	235,791	240,524
Acquisition of derivatives	208,131	202,608	218,711	200,734	226,708	237,635
Sale of derivatives	206,769	227,950	244,042	268,444	288,587	325,240

Total on behalf of third parties	867,856	903,808	878,479	927,725	1,047,272	1,150,474

Proprietary record accounts
Contingent assets and liabilities	535	433	492	2,047	326	448
Credit commitments
Trusts	140,498	135,613	135,497	133,983	135,503	132,085
Mandates	252	252	247	290	277	265

Assets in custody or under administration	3,362,950	3,359,287	3,193,157	3,406,089	3,298,168	3,757,406

Credit commitments	137,307	144,283	132,353	159,145	153,560	158,421

Collateral received	65,160	55,814	51,680	98,230	56,094	93,842

Collateral received and sold or pledged as guarantee	12,166	11,853	26,794	70,679	33,660	66,869

Uncollected interest earned on past due loan portfolio	2,172	2,675	1,427	1,708	1,704	2,078

Other record accounts	775,735	703,793	690,975	612,167	606,796	560,285

Total proprietary record accounts	4,496,775	4,414,003	4,232,622	4,484,338	4,286,088	4,771,699

Total memorandum accounts	5,364,631	5,317,811	5,111,101	5,412,063	5,333,360	5,922,173

2Q.15 | EARNINGS RELEASE | 34

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.15 | EARNINGS RELEASE | 35

Grupo Financiero Santander México
Consolidated statement of income
Millions of mexican pesos

			2015					2014
	6M	2Q	1Q	6M	4Q	3Q	2Q	1Q
Interest income	30,481	15,660	14,821	28,287	15,043	14,527	14,543	13,744
Interest expense	(10,090)	(5,194)	(4,896)	(10,032)	(5,244)	(5,003)	(5,281)	(4,751)
Net interest income	20,391	10,466	9,925	18,255	9,799	9,524	9,262	8,993

Provisions for loan losses	(8,226)	(4,543)	(3,683)	(7,141)	(3,334)	(3,814)	(3,672)	(3,469)
Net interest income after provisions for loan losses	12,165	5,923	6,242	11,114	6,465	5,710	5,590	5,524

Commission and fee income	8,970	4,771	4,199	8,286	4,350	4,222	4,225	4,061
Commission and fee expense	(1,661)	(760)	(901)	(1,572)	(986)	(883)	(934)	(638)
Net gain (loss) on financial assets and liabilities	1,335	540	795	1,911	395	651	1,358	553
Other operating income	348	109	239	662	533	240	302	360
Administrative and promotional expenses	(12,780)	(6,391)	(6,389)	(11,823)	(6,059)	(5,938)	(5,921)	(5,902)
Operating income	8,377	4,192	4,185	8,578	4,698	4,002	4,620	3,958

Equity in results of associated companies	38	19	19	33	21	24	16	17

Operating income before income taxes	8,415	4,211	4,204	8,611	4,719	4,026	4,636	3,975

Current income taxes	(2,048)	(1,061)	(987)	(1,580)	71	(624)	(818)	(762)
Deferred income taxes (net)	87	89	(2)	(84)	(966)	(158)	(130)	46

Income from continuing operations	6,454	3,239	3,215	6,947	3,824	3,244	3,688	3,259
Discontinued operations	0	0	0	0	0	0	0	0

Consolidated net income	6,454	3,239	3,215	6,947	3,824	3,244	3,688	3,259

Non-controlling interest	(1)	(1)	0	(1)	0	0	(1)	0
Net income	6,453	3,238	3,215	6,946	3,824	3,244	3,687	3,259

2Q.15 | EARNINGS RELEASE | 36

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.15 | EARNINGS RELEASE | 37

Grupo Financiero Santander México
Consolidated statements of changes in stockholders’ equity
From January 1st to june 30, 2015
Millions of mexican pesos

	Paid-in capital				Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Net income	Non-controlling interest	Total stockholders' equity
BALANCE AS OF DECEMBER 31, 2014	36,357	11,783	1,944	41,553	(543)	266	14,014	10	105,384
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				14,014			(14,014)		0
Dividends declared				(3,534)					(3,534)
TOTAL	0	0	0	10,480	0	0	(14,014)	0	(3,534)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(20)				(20)
Result from valuation of cash flow hedge instruments, net						548			548
Recognition of share-based payments		55							55
Shares held by treasury		(25)							(25)
Recoveries of allowance for loan losses previously applied to retained earnings				9					9
Share of comprehensive income of associated companies accounted by the equity method				1					1
Net income							6,453		6,453
TOTAL	0	30	0	10	(20)	548	6,453	0	7,021
BALANCE AS OF JUNE 30, 2015	36,357	11,813	1,944	52,043	(563)	814	6,453	10	108,871

2Q.15 | EARNINGS RELEASE | 38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Grupo Financiero Santander México
Consolidated statement of cash flows
From January 1st to June 30, 2015
Millions of mexican pesos

OPERATING ACTIVITIES
Net income		6,453
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(2,376)
Equity in income of associated companies	(38)
Depreciation of property, furniture and fixtures	433
Amortizations of intangible assets	562
Recognition of share-based payments	55
Current and deferred income taxes	1,961
Deferred employee profit sharing	1	598
		7,051

OPERATING ACTIVITIES
Margin accounts		(326)
Investment in securities		(65,626)
Debtors under sale and repurchase agreements		(14,117)
Derivatives-asset		(66)
Loan portfolio-net		(31,565)
Accrued income receivable from securitization transactions		31
Foreclosed assets		(29)
Other operating assets		(12,866)
Deposits		27,108
Bank and other loans		466
Creditors under sale and repurchase agreements		52,897
Collateral sold or pledged as guarantee		13,326
Derivatives-liability		1,403
Subordinated credit notes		159
Other operating liabilities		26,579
Payments of income taxes		(969)

Net cash provided by (used in) operating activities		3,456

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		3
Payments for acquistion of property, furniture and fixtures		(446)
Cash dividends received		51
Payments for acquisition of intangible assets		(767)

Net cash provided by (used in) investing activities		(1,159)

FINANCING ACTIVITIES

Cash payment of dividends		(3,534)
Payments associated for purchase of treasury shares		(25)
Recovery of reserves previously applied to retained earnings		9

Net cash used in financing activities		(3,550)

Net increase in cash and cash equivalents		(1,253)

Adjustment to cash flows for changes in exchange rate		2,378

Funds available at the beginning of the year		101,198

Funds available at the end of the year		102,323

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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

2Q.15 | EARNINGS RELEASE | 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

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Significant accounting policies

The significant accounting policies applied by Santander Mexico are in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission (CNBV or the Commission) in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (Provisions), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 (Basic scheme of the set of accounting criteria applicable to credit institutions) of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards (MFRS) as promulgated by the Mexican Board of Financial Reporting Standards (CINIF), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions its rules carry out specialized operations.

New accounting principles

Modifications in accounting criteria issued by the Commission

On May 19, 2014 several amendments to the accounting criteria for credit institutions were published in the Federal Official Gazette. These modifications reflect the constant updating of the accounting criteria issued by the Commission, and are also intended to achieve consistency with international accounting regulations. On June 23, 2015 was published in the Federal Official Gazette the resolution extending the entry into force these criteria, establishing the date of effect on January 1, 2016.

The most important changes are described below:

a.	Accounting Criterion C-5, Consolidation of special-purpose entities, is eliminated.

b.	NIF C-21, Agreements with joint control, is added as part of the accounting criteria of the Commission due to the enactment of such standard by the CINIF.

c.	For the consolidated financial statements, it is established that those special-purpose entities (“SPE”) created before January 1, 2009 in which control was maintained, will not be required to apply the provisions contained in NIF B-8, Consolidated or combined financial, in relation to their consolidation.

d.	It is established that overdrafts on checking accounts of customers who do not have a credit line for such purposes, will be classified as overdue debts and at the same time as such classification an estimate must be established for the total amount of such overdraft at the time this occurs.

e.	It is established that if the balance of foreign currencies to be received offset with foreign currencies to be delivered should reach a negative balance, such item must be presented under the heading of “Other accounts payable”.

f.	It is established that if any item of restricted funds available should reach a negative balance, such item must be presented under the heading “Other accounts payable”. Previously, restricted funds available were not considered for such presentation.

g.	Credit consolidation – The integration into a single loan, two or more loans from the same entity to the same borrower.

h.	The assumptions to consider that there is sustained payment of the credit are specified for credits with a single payment of principal at maturity:

2Q.15 | EARNINGS RELEASE | 43

i.	It is clarified that the advance payments of restructured or renewed credits, different from those with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, are not considered as sustained payments.

j.	The extension of the credit term is incorporated as a restructuring operation.

k.	It is established that commissions and charges different from those collected for granting the credit will be recognized in results of the year on the date that they are accrued and, if part or all of the consideration received for the collection of the respective commission or tariff is received in advance of the accrual of the respective income, such advance must be recognized as a liability under the heading “Deferred credits and advance collections”.

l.	It is established that the immediately due and payable notes referred to in Accounting Criterion B-1, Funds available, will be reported as overdue portfolio when they were not collected within the deadlines established.

m.	It is established that payments which were not fully settled under the terms originally agreed and present 90 or more days in arrears, of credits granted to individuals for remodeling or improvement of the home for nonprofit purposes which are backed by the savings of the borrower’s housing subaccount, will be considered as overdue portfolio.

n.	The transfer to overdue portfolio of the credits referred to in the preceding point will be subject to the exceptional term of 180 or more days in arrears as of the date on which:

i.	The credit resources are applied to the purpose for which they were granted, or

ii.	The borrower begins a new employment relationship for which he has a new employer.

o.	It will be considered that credits different from those with a single payment of principal at maturity or different from those granted under a line of credit which are restructured or renewed, without at least 80% of the original term of the credit having elapsed, remain valid, only when:

i.	The borrower has paid the total amount of the interest accrued at the date of the renewal or restructuring;

ii.	The borrower has paid the principal of the original amount of the credit which should have been paid at the date of the renewal or restructuring, and

iii.	There was no extension of any grace period which might have been established in the original conditions of the credit.

p.	Current credits with partial periodic payments of principal and interest which are restructured or renewed on more than one occasion, may remain in the current portfolio if, apart from having elements to justify the payment capacity of the debtor, the borrower also fulfills the conditions established in the preceding point.

q.	If different credits granted by the same institution to the same borrower are consolidated by means of restructuring or renewal, each of the consolidated credits must be analyzed as if they were restructured or renewed separately and, if as a result of such analysis it is concluded that one or more of such credits would have been transferred to overdue portfolio as a result of such restructuring or renewal, then the total balance of the consolidated credit must be transferred to overdue portfolio.

r.	With regard to the issue of disclosures for the credit portfolio, new requirements are incorporated, as follows:

i.	Composition of the restricted and unrestricted current and overdue portfolio for medium and residential portfolio, low-income housing and remodeling or improvement guaranteed by the housing subaccount.

ii.	Identification by type of credit by term for the medium and residential portfolio, low-income housing portfolio and remodeling or improvement guaranteed by the housing subaccount.

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iii.	Total amount of home loans backed by the housing subaccount, itemized into current and overdue portfolio and specifying the percentage it represents of total home loans.

iv.	Total accrued amount of the restructuring or renewal by type of credit, differentiating those originated in the year by now including a detail of those consolidated credits which as a result of a restructuring or renewal were transferred to overdue portfolio, and for restructured credits to which the criteria for transfer to overdue portfolio were not applied.

s.	The treatment is added for securitization vehicles made and recognized prior to January 1, 2009, by establishing that it will not be necessary to reevaluate the transfer of financial assets recognized prior to such date. The principal effects that this exception might have on the financial statements must be disclosed, as well as the effects of the recognition of the adjustments for valuation of the benefits and of the asset or liability recognized for administration of transferred financial assets.

t.	The definitions of “Agreement with joint control”, “Control”, “Joint control” are incorporated, and the definitions of “Associated party”, “Significant influence” and “Subsidiary” are modified in Accounting Criterion C-3, Related parties.

u.	Related parties now include individuals or business entities which directly or indirectly, through one or more intermediaries, exert significant influence over the entity, are significantly influenced by the entity, or agreements with common control in which it participates are under significant common influence of the entity.

v.	As an amendment to Accounting Criterion C-4, Information by segments, the purchase and sale of foreign currency is incorporated within the segment of treasury and investment banking operations.

Mexican Financial Reporting Standards

During 2014 the following NIFs were issued with effect as of January 1, 2015:

Improvements to NIF 2015 –The following improvements, which result in accounting changes were issued and are effective January 1, 2015:

NIF B-8, Consolidated or Combined Financial Statements– Clarifies the criteria to be evaluated in order to identify an investment entity and indicates that given the nature of the primary activity of an investment entity, it may be difficult for such an entity to exercise control over the entities in which it has invested; therefore, an analysis should be carried out in order to conclude whether the entity exercises control over its investees.

NIF B-16, Financial Statements of Nonprofit Entities– NIF B-16 did not establish how to present other comprehensive income or loss (OCI) in the financial statements of nonprofit entities, for which reason the NIF includes guidance for such entities, but does not require that such amounts be presented separately from other revenues, costs and expenses in the statement of activities.

Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments– Clarifies and modifies the accounting treatment for liabilities arising from customer advances denominated in foreign currency. When an entity receives advance collections for sales or services denominated in foreign currency, the changes in exchange rates between the functional currency and the transaction currency do not affect the amount of the advance collection. Accordingly, the balance of the Customer advances liability should not be modified as a result of such changes in exchange rates.

NIF B-13, Events Subsequent to the Date of the Financial Statements and Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments –NIF B-13 includes in a footnote the disclosures in the financial statements of an entity when the latter are not prepared on a going concern basis in accordance with NIF A-7, Presentation and Disclosure. Such requirement was included as part of the regulatory text in the disclosure standards section of NIF B-13, and as part of Bulletin C-9 to disclose the contingencies arising from the fact that the entity is not operating on a going concern basis. Consequently, Circular 57 Sufficient Disclosure is repealed as a result of the Commercial Bankruptcy Law.

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NIF B-15, Conversion of Foreign Currencies – The definition of foreign operations was modified to clarify that it should not only be understood as a legal entity or as a cash generating unit whose operations are based on or carried out in an economic environment or currency different from those of the reporting entity, but also to include legal entities or cash generating units which, in relation to the reporting entity (parent or holding company), that operate using a currency different from that of the reporting entity, even though it operates in the same country.

Effective as of January 1, 2016:

NIF D-3, Employee Benefits

Effective as of January 1, 2018:

NIF C-3, Accounts Receivable

NIF C-20, Financial Instruments Receivable

NIF C-9, Provisions, Contingencies and Commitments

NIF C-19, Financial Instruments Payable

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Grupo Financiero Santander México
Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	JUNE 2015			JUNE 2014			JUNE 2013
		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	6,453	6,778,001,822	0.95	6,946	6,774,916,506	1.03	8,860	6,772,993,313	1.31

Treasury shares		8,393,091			11,478,407			13,401,600

Diluited earnings per share	6,453	6,786,394,913	0.95	6,946	6,786,394,913	1.03	8,860	6,786,394,913	1.31

Plus loss / less (profit):

Discontinued operations							76
Continued fully diluted earnings per share	6,453	6,786,394,913	0.95	6,946	6,786,394,913	1.03	8,936	6,786,394,913	1.32

Balance outstanding shares as of June 30, 2015			6,777,880,139

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Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos

	As of June 30, 2015			As of June 30, 2014
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	44,896	24,980	32,447	38,505	35,772	17,107
Margin Accounts	0	3,181	0	0	3,392	0
Investment in securities	0	193,726	76,056	0	143,461	75,583
Debtors under sale and repurchase agreements	0	19,303	0	0	10,471	0
Securities loan	0	1	0	0	0	0
Derivatives	0	90,763	9,020	0	87,566	643
Valuation adjustment for hedged financial assets	0	0	106	0	0	85
Total loan portfolio	390,306	108,161	33	336,308	104,219	148
Allowance for loan losses	(14,168)	(4,475)	0	(13,092)	(3,305)	0
Loan Portfolio (net)	376,138	103,686	33	323,216	100,914	148
Accrued income receivable from securitization transactions	0	0	97	0	0	128
Other receivables (net)	1,202	48,902	12,525	1,602	42,947	11,219
Foreclosed assets (net)	13	1	373	13	1	343
Properties, furniture and fixtures (net)	4,461	752	66	3,941	664	59
Long-term investments in shares	0	0	139	0	0	112
Deferred charges, advance payments, intangibles assets	0	0	16,857	0	0	17,953
Other assets	1,662	790	2,796	1,665	653	1,853
Discontinued operations	0	0	0	0	0	0
Total assets	428,372	486,085	150,515	368,942	425,841	125,233

Liabilities
Deposits	351,125	68,163	62,917	310,638	63,222	51,248
Credit instruments issued	0	10,046	22,120	0	2,680	19,892
Bank and other loans	17,112	1	38,298	15,609	164	26,719
Creditors under sale and repurchase agreements	12,455	144,544	0	18,629	109,276	0
Securities loan	0	1	0	0	0	0
Collateral sold or pledged as guarantee	0	27,403	0	0	9,654	0
Derivatives	0	95,125	5,894	0	86,500	3,916
Other payables	20,326	58,323	1,040	31,290	49,591	1,186
Subordinated credit notes	0	0	20,706	0	0	17,192
Deferred revenues	502	0	0	698	0	0
Total liabilities	401,520	403,606	150,975	376,864	321,087	120,153
Total stockholders' equity	49,235	16,848	42,788	44,617	17,459	39,836
Total liabilities and stockholders' equity	450,755	420,454	193,763	421,481	338,546	159,989

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Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos

	6M15			6M14
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	17,963	1,779	649	16,224	1,746	285
Provisions for loan losses	(7,598)	(628)	0	(6,799)	(342)	0
Net interest income after provisions for loan losses	10,365	1,151	649	9,425	1,404	285
Commission and fee income (expense), net	6,337	971	1	5,970	793	(49)
Net gain (loss) on financial assets and liabilities	465	450	420	390	1,278	243
Other operating income (expense)	490	(10)	(132)	792	13	(143)
Administrative and promotional expenses	(11,289)	(1,310)	(181)	(10,502)	(1,218)	(103)
Operating income	6,368	1,252	757	6,075	2,270	233
Equity in results of associated companies	0	0	38	(1)	0	34
Operating income before income taxes	6,368	1,252	795	6,074	2,270	267

Segment information has been prepared according to the classifications used in Grupo Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of June 30, 2015
Millions of Mexican Pesos

	Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total
Risk "A"	408,813	1,483	618	236	2,337
Risk "A-1"	345,159	1,108	166	140	1,414
Risk "A-2"	63,654	375	452	96	923
Risk "B"	79,169	558	2,874	153	3,585
Risk "B-1"	21,846	95	857	47	999
Risk "B-2"	35,284	156	1,181	76	1,413
Risk "B-3"	22,039	307	836	30	1,173
Risk "C"	21,575	402	1,423	291	2,116
Risk "C-1"	13,349	313	487	131	931
Risk "C-2"	8,226	89	936	160	1,185
Risk "D"	13,780	1,564	2,518	908	4,990
Risk "E"	8,319	3,923	1,262	323	5,508
Total rated portafolio	531,656	7,930	8,695	1,911	18,536

Provisions created					18,536
Complementary provisions					107
Total					18,643

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of June 30, 2015.
2.

Loan Portfolio and the methodology are graded according the rules issued by CNBV.

From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.

From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.

From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

From June 2013, the bank implemented new rules for grading commercial loans.

From June 2014, the bank implemented new rules for grading financial institutions loans.

3.	Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commisssion, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commisssion in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.3.1 million, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial Ratios
Grupo Financiero Santander México
Percentages	2Q15	1Q15	2Q14	2015	2014

Past Due Loans Ratio	3.8	3.7	3.3	3.8	3.3

Past Due Loans Coverage	99.1	99.6	111.8	99.1	111.8

Operative Efficiency	2.4	2.6	2.6	2.4	2.6

ROE	11.9	12.0	14.7	11.8	13.9

ROA	1.2	1.3	1.6	1.2	1.6

Capitalization Ratio
Credit Risk	23.6	24.2	23.7	23.6	23.7
Credit, Market and operations risk	15.9	16.6	16.1	15.9	16.1

Liquidity	106.9	108.9	106.5	106.9	106.5

NIM (Net Interest Margin)	2.5	2.8	2.8	2.6	2.8

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Grupo Financiero Santander México
Notes to financial statements as of June 30, 2015
(Millions of pesos, except for number of shares)

1. Investment in securities

Financial instruments are constituted as follows:
Accounting value
Trading Securities:
Bank securities	8,306
Government securities	181,776
Private securities	1,176
Shares	2,799
194,057

Securities available for sale:
Government securities	64,606
Private securities	5,543
Shares	29
70,178

Securities held until maturity:
Government securities (Special cetes)	5,547
5,547

Total	269,782

2. Sale and repurchase agreements
The sale and repurchase agreements is constituted as follows:
Net Balance
Debit Balances
Bank securities	3,877
Government securities	15,426
Total	19,303

Credit balances
Bank securities	3,531
Government securities	149,276
Private securities	4,192
Total	156,999
(137,696)

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3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Total Capital of the Bank.
Issuer / Series	Maturity date	% Rate	Book value

PEM0001 150716	16-jul-15	9.91%	1,348
PEMEC29 200723	23-jul-20	3.50%	467
PEMEX 020622	02-jun-22	8.11%	941
PEMEX 10-2	27-ene-20	9.10%	1,391
PEMEX 12	23-nov-17	3.48%	307
PEMEX 13	28-feb-19	3.36%	45
PEMEX 13-2	12-sep-24	7.19%	21
PEMEX 240225	24-feb-25	5.42%	313

		Total	4,833

Total Capital as of June 2015			99,437
5 % of Total Capital			4,972

4. Derivatives

The nominal value of the derivative financial instruments for trading and hedging purposes, as of June 30, 2015, are as follows:

Trading
Swaps
Interest rate	3,958,924
Cross currency	697,638

Futures	Buy	Sell
Interest rate	240	139,317
Foreign currency	5,410	0
Index	3,442	2,520

Forward contracts
Interest rate	0	4,500
Foreign currency	254,862	10,028
Equity	3,172	5,986

Options	Long	Short
Interest rate	110,426	152,808
Foreign currency	29,964	30,770
Index	116,176	108,761
Equity	0	3,208

Total trading derivatives	5,180,254	457,898

Hedging
Cash flow
Interest rate swaps	2,050
Cross currency swaps	35,408
Foreign exchange forwards	52,262

Fair value
Interest rate swaps	3,928
Cross currency swaps	6,332

Total hedging derivatives	99,980
Total derivative financial instruments	5,280,234	457,898

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5. Performing loan portfolio

The loan portfolio, by type of loan and currency, as of June 30, 2015, is constituted as follows:

		Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	185,522	53,778	1	239,301
Financial entities	5,626	119	0	5,745
Government entities	31,485	14,651	0	46,136
Commercial loans	222,633	68,548	1	291,182
Consumer loans	81,139	0	0	81,139
Mortgage loans	102,494	880	3,997	107,371
Total performing loan portfolio	406,266	69,428	3,998	479,692

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	8,800	1,072	0	9,872
Government entities	4	0	0	4
Commercial loans	8,804	1,072	0	9,876
Consumer loans	3,211	0	0	3,211
Mortgage loans	4,065	65	1,591	5,721
Total non-performing loan portfolio	16,080	1,137	1,591	18,808

The analysis of movements in non-performing loans from January 1st to June 30, 2015, is as follows:

Balance as of January 1st, 2015		17,455

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		12,535

Collections
Cash	(335)
Transfer to performing loan portfolio	(4,354)	(4,689)

Restructured loans		275

Write-offs		(6,768)

Balance as of June 30, 2015		18,808

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st to June 30, 2015, is as follows:

Balance as of January 1st, 2015	16,951

Allowance for loan losses	8,226
Allowance for loan losses of Santander Vivienda based on its fair value	177

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Recoveries credited in results from retained earnings	(9)
Write-offs	(6,768)
Foreign exchange result	66
Balance as of June 30, 2015	18,643

The table below presents a summary of charge-offs by type of product as of June 30, 2015:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	783	23	806	25%
Mortgage loans	85	48	133	4%
Credit card loans	1,374	25	1,399	43%
Consumer loans	929	17	946	29%
Total	3,171	113	3,284	100%

Second quarter
Commercial loans	985	48	1,033	29%
Mortgage loans	147	54	201	6%
Credit card loans	1,347	30	1,377	40%
Consumer loans	862	11	873	25%
Total	3,341	143	3,484	100%

Accumulated 2015
Commercial loans	1,768	71	1,839	27%
Mortgage loans	232	102	334	5%
Credit card loans	2,721	55	2,776	41%
Consumer loans	1,791	28	1,819	27%
Total	6,512	256	6,768	100%

Commerce Fund
Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on March, 2001; as of June 30, 2015, there are Ps.8 million in allowances for loan losses from the commerce fund, which resulted from the reestructuring process of Grupo Financiero Serfin. As of December 31 2014, such allowances totaled Ps.10 million.
During the second quarter of 2015, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(2)
Remeasurement of Udis reserves and foreign exchange effect	0
(2)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the second quarter of 2015, charges due to income statement due to recoveries of previously written-off loans amounted Ps.9 million.

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8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.
At June 30, 2015, the Bank does not have any accounts receivable by Federal Government concerning the early termination of benefit programs granted to debtors of the Bank, under the June 01, 2015, received the amount set the fifth annuity amounting to Ps.110 million.

Early termination of the support programs for debtors
On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995-1998, derived from restructuring of loans, as follows:
1. Support Program for Mortgages Debtors (Support Program);
2. Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and
3. Agreement on benefits for Mortgages Debtors (Discounts Program)
The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the CNBV. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the CNBV, and they shall comply with all the comments and corrections made by such CNBV and they shall deliver all the information requested by the CNBV for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

Breakdown of special CETES , of which Ps.3,495 correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES of credit support programs for Mexican States and municipalities and additional benefits	2,425
Special CETES for housing loan debtor suport programs	3,495

Total securities held to maturity (no reserve)	5,920

Minus-
Reserve for Special CETES	(373)

Total securities held to maturity , net	5,547

Breakdown of Special Cetes for housing loan debtor suport program:

Issue	Trust	Securitie Number	Due date	Price (MXN)	Amount

B4-170713	421-5	9,155,840	13-jul-17	92.66	848
B4-170720	424-6	86,723	20-jul-17	92.66	8
B4-220707	422-9	12,762,386	07-jul-22	92.66	1,183
B4-270701	423-2	15,292,752	01-jul-27	92.66	1,417
B4-220804	431-2	440,294	04-aug-22	84.84	37
BC-220804	431-2	71,442	04-aug-22	29.82	2

					3,495

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10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2015, is as follow:

	Pesos	USD

Average balance	245,620	32,878
Interest	772	8
Rate	1.2430%	0.0991%

11. Bank and other loans

As of June 30, 2015, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in mexican pesos

Call money	9,242	2.89%	To 1 day
Local bank loans	5,500	3.45%	To 4 years
Public fiduciary funds	5,564	3.38%	From 1 day to 15 years
Development banking institutions	19,163	5.87%	From 1 day to 6 years
Total	39,469

Loans in foreign currency

Foreign bank loans	15,155	0.81%	From 24 days to 6 years
Call money	282	0.25%	To 1 day
Public fiduciary funds	296	1.08%	From 15 days to 3 years
Development banking institutions	151	5.36%	From 2 days to 1 year
Total	15,884

Total loans	55,353
Accrued interests	58

Total bank and other loans	55,411

12. Current and deferred taxes

Current taxes are composed as follows at June 30, 2015

Income taxes	(1,160)
Deferred taxes	(15)	(1)
Total Bank	(1,175)
Current and-deferred taxes from other subsidiaries	(786)
Total Financial Group	(1,961)

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(1) Deferred taxes are composed as follows:

Global provision	(824)
Fixed assets and deferred charges	146
Net effect from financial instruments	459
Accrued liabilities	(91)
Others	280
Total Bank	(30)
Allowance for loan losses of subsidiaries, net	241
Others, subsidiaries	(2,172)
Deferred income tax (net), Financial Group	(1,961)

As of June 30, 2015, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,384
Other	7,473
Total deferred income tax (net)	16,857

Deferred taxes registered in balance sheet accounts	16,857
Deferred taxes registered in memorandum accounts	0

13. Deferred employee profit sharing

As of June 30, 2015, the deffered employee profit sharing (EPS) is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,655
Fixed assets and deferred charges	694
Accrued liabilities	427
Capital losses carryforward	835
Commissions and interests early collected	126
Foreclosed assets	60
Labor provisions	32
Net effect from financial instruments	(423)
Deferred EPS asset:	3,406

Deferred EPS liability:

Net effect from financial instruments	(22)
Advance prepayments	(72)
Others	(48)
Deferred EPS liability	(142)

Less - Reserve	(225)

Deferred EPS asset (net)	3,039

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14. Capitalization Ratio
Banco Santander (México), S.A.

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	55,957
3	Other elements of other comprehensive income (and other reserves)	16,245
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	107,000
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	2,550
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	8
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	39
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0

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20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	468
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	23,876
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	21,399
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	584
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,894
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	28,676
29	Level 1 Common Capital (CET1)	78,324

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	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	78,324
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	20,764
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	349

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51	Level 2 capital before regulation adjustments	21,113
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	21,113
59	Total stock (TC = T1 + T2)	99,437
60	Assets weighted by total risk	627,462
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.54%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.54%
63	Total capital (as percentage of assets weighted by total risks)	15.92%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.54%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)

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71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,347
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

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5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

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18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

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D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions,

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(Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)

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64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Impact in net capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Fundamental Capital	78,324	12.54%	0	78,324	12.54%
Non-Fundamental Capital	0	0.00%	0	0	0.00%
Basic capital	78,324	12.54%	0	78,324	12.54%
Complementary capital	21,113	3.38%	0	21,113	3.38%
Net capital	99,437	15.92%	0	99,437	15.92%
Assets weighted subject to total risks (APSRT)	624,607	Not applicable	Not applicable	624,607	Not applicable
Capitalization index	15.92%	Not applicable	Not applicable	15.92%	Not applicable

	Table III.1
	Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,045,797
BG1	Funds Available	102,275
BG2	Margin accounts	2,369
BG3	Investment in securities	268,798
BG4	Debtors under sale and repurchase agreements	18,753
BG5	Securities loans)	1
BG6	Derivatives	99,783
BG7	Valuation adjustment for hedged financial assets	106
BG8	Total loan portfolio	445,791
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	62,576
BG11	Foreclosed assets (net	93
BG12	Property, furniture and fixtures (net)	5,263
BG13	Long-term investment in shares	23,449
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	11,404
BG16	Other assets (net)	5,137
	Liabilities	938,797
BG17	Deposits	514,115
BG18	Bank and other loans	38,077
BG19	Creditors under sale and repurchase agreements	158,409
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	27,403
BG22	Derivatives	101,018
BG23	Valuation adjustment for hedged financial liabilities	0

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BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	78,609
BG26	Subordinated debentures outstanding	20,706
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	458
	Shareholders' Equity	107,000
BG29	Paid-in capital	34,798
BG30	Other capital	72,203
	Memorandum accounts	4,199,940
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	13
BG33	Credit commitments	71,703
BG34	Assets in trust or mandate	135,322
BG35	Federal Government financial agent	0
BG36	Assets in custody or under administration	3,282,546
BG37	Collateral received	69,482
BG38	Collateral received and sold or pledged as guarantee	12,756
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	1,614
BG41	Other accounts	626,504

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Table III.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
Asset
1	Commercial Credit	8	1,735	BG16= 5,137 Minus: deferred charges and advance payments 584; intangible assets 2,550; other assets are computed as risk assets 37; Plus: intangibles that are reconized as liabilities 230
2	Other Intangibles	9	2,550	BG16= 5,137 Minus: deferred charges and advance payments 584; Intangibles 1,735; other assets that are computed as risk assets 37: Plus: Intangibles that are reconized as liabilities 230
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	8	BG3= 268,798 Minus: Reciprocal investments in common capital of financial entities 39; Investments in securities computed as risk assets 268,751
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	39	BG3 = 268,798 Minus: Investment in own-equity securities 8; Investments in securities computed

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				as risk assets 268,751
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred profit tax (credited) from temporary differences	21	468	BG15 =11,404 Minus: Amount computed as risk asset 10,936
13	Reserves acknowledged as complementary capital	50	349	BG 8= Total loan portfolio 445,791
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 23,449 Minus: Investments in subsidiaries 21,399; Investments in clearing houses 1,894 Investments in associated companies 132; Other investments that are computed as risk assets 24
16	Investments in related companies	26 - E	21,399	BG13= 23,449 Minus: Investments in clearing houses 1,894; Investments in associated companies 132; Other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0

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20	Deferred charges and installments	26 - J	584	BG16= 5,137 Minus: Intangibles 1,735; other assets that are computed as risk assets 37; Intangibles 2,550 Plus: intangibles liabilities 230;
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	1,894	BG13= 23,449 Minus: Investments in subsidiaries 21,399; Investments in associated companies 132; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8	0
25	Deferred profit taxes (debited) related to other intangibles	9	0
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15	0
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15	0
28	Deferred profit taxes (debited) related to others other than the foregoing	21	0
29	Subordinated obligations amount that meets with Exhibit 1-R	31	0
30	Subordinated obligations subject to transitory computed as basic capital 2	33	0
31	Subordinated obligations amount that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitory that compute as complementary capital	46	0
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29

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35	Result of previous years	2	55,957	BG30= 73,203 Minus: other ítems of earned capital 16,245
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3	0
37	Other elements of the capital earned other than the foregoing	3	16,245	BG30= 72,203 Minus: Retained earnings 55,957
38	Paid-in capital that meets with Exhibit 1-R	31	0
39	Paid-in capital that meets with Exhibit 1-S	46	20,764	BG26= 20,706 Plus: Other expenses amortization for bond issue 58
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	0
41	Accrued effect due to conversion	3, 26 - A	0
42	Result for ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0

Table III.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.

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6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed

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in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.
Table IV.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	85,417	6,833

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Transactions with debt instruments in national currency with surtax and reviewable rate	12,816	1,025
Transactions in national currency with real rate or denominated in UDIs	6,077	486
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	10,763	861
Positions in UDIs or with yield referred to INPC	50	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	92	7
Transactions in foreign currency with nominal rate	16,288	1,303
Positions in foreign currency or with yield indexed to the exchange rate	8,618	689
Positions in shares or with yield indexed to the price of one share or set of shares	1,648	132
Table IV.2

Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	11,642	931
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	297	24
Group III (weighted to 11.5%)	4	0
Group III (weighted to 20%)	18,080	1,446
Group III (weighted to 23%)	1,359	109
Group III (weighted to 50%)	44	4
Group III (weighted to 57.5%)	320	26
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0
Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	7,382	591
Group V (weighted to 10%)	0	0

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Group V (weighted to 20%)	1,964	157
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	0	0
Group V (weighted to 150%)	5,020	402
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	16,907	1,353
Group VI (weighted to 75%)	7,167	573
Group VI (weighted to 100%)	44,264	3,541
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	23,942	1,915
Group VII-A (weighted to 23%)	76	6
Group VII-A (weighted to 50%)	15,922	1,274
Group VII-A (weighted to 57.5%)	11,415	913
Group VII-A (weighted to 100%)	138,437	11,075
Group VII-A (weighted to 115%)	2,977	238
Group VII-A (weighted to 120%)	32	3
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	0	0
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	14,831	1,187
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	8,244	660
Group IX (weighted to 100%)	58,744	4,700
Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	302	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	32,754	2,620
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0

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Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

Table IV.3
Assets weighted subject to operational risk
Assets weighted by risk	Capital Requirement
60,711	4,857

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
39,470	32,379
Table V.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable

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19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable

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18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.3

Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspention period and occurs based in mexican regulatory determination acordding with the mexican law. The ranking and Subordinated Notes would be determinated according to the mexican law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$20,763,832,036.21
9	Instrument's par value	$20,391,020,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013

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12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (only date of call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" el cual incluye: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	If a Trigger Event occurs the following write-downs shall be will deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the

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CNBV, (2) pledging to the Mexican governmental uthorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.
32	Degree of write-down	Parcial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other lossabsorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.
35	Subordination position in the event of liquidation	The Notes constitute subordinated

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indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either fundamental tier 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes a early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.

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18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Anexx 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

15. Risk Diversification
Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of June 30, 2015, is provided:

- At June 30, 2015 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.40,983 repreenting the 51.68% of the basic capital of the Bank.

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16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to clients; mainly checking accounts and time deposits.

With respect to external sources of liquidity, the Bank has several alternatives to access capital markets through the issuance of senior and subordinated debt as well as through the issuance other debt or capital instruments. The bank also obtains funding from other institutions including Banxico, commercial banks and other institutions.

The bank may also obtain liquidity via sale and repurchase agreement transactions of securities (short-term repos) possessed by Banco Santander México. Additionally, the bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment

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and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Deputy General Direction of Legal Affairs

➢	Counsel for Legal Affairs

➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations

➢	Executive Direction of Financial Strategy

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

➢	Executive Director of Business Strategy Equity Products

➢	Executive Director of Digital Multi-channel Banking

▪	Deputy General Director of Risk

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Public Affairs and Marketing

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Reestructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

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The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successfull Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander México under CNBV regulations in México	6,453

Temporary differences in classification of hedging instruments	108	(a)
Income and expenses from the Headquarter	121	(b)
Other differences	792

Earnings of Grupo Financiero Santander México under the regulations set forth in the Circular issued by the Bank of Spain	7,474

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.
(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

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22. Transactions with related parties

Receivable
Funds available	78
Derivatives (asset)	22,776
Performing loan portfolio	1,552
Other receivables, (net)	5,692

Payable
Demand deposits	996
Credit instruments issued	773
Creditors under sale and repurchase agreements	1,871
Derivatives (liability)	22,803
Other payables	2,284
Creditors from settlement of transactions	1,686
Subordinated credit notes	16,563

Revenues
Interest	46
Commissions and fee income	2,747
Result from derivative financial instrument transactions	50,701

Expenses
Interest	492
Administrative expenses	177
Result from derivative financial instrument transactions	49,112
Technical assistance	943
Commissions and fee expense	64

23. Interests on loan portfolio

As of June 30, 2015, the consolidated statement of income includes in the item "Interest income " Ps.23,543 that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R., Santander Hipotecario, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

24.	Integral Risk Management (unaudited)

Risk management is considered by Santander México as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Santander México for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Santander México and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Santander México, to work pursuant to the rules set by such regulations. This

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Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Santander México, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Santander México.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as a structural part of the balance sheet. Santander México has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of second quarter of 2015 (unaudited) amounted to:

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	Bank and Brokerage
	VaR	%
Trading Desks	59,370.93	0.06%
Market Making	37,902.98	0.04%
Propietary Trading	23,706.49	0.02%

Risk factor	59,370.93	0.06%
Interest rate	59,509.28	0.06%
Foreign exchange	7,407.40	0.01%
Equity	19,629.69	0.02%
* % of VaR with respect to Net Capital

The Value at Risk for the average the second quarter of 2015 (unaudited) amounted to:

	Bank and Brokerage
	VaR	%
Trading Desks	84,099.54	0.09%
Market Making	66,359.64	0.07%
Propietary Trading	24,905.49	0.03%

Risk factor	84,099.54	0.09%
Interest rate	81,251.36	0.08%
Foreign exchange	14,055.51	0.01%
Equity	32,445.06	0.03%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Santander México generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Santander México, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Apr-15	May-15	Jun-15	Average	Apr-15	May-15	Jun-15	Average
Balance MXN GAP	67%	70%	61%	66%	46%	46%	47%	47%
Scenario	(100)bp	(100)bp	(100)bp	N/A	+100bp	+100bp	+100bp	N/A
Balance USD GAP	33%	26%	38%	32%	96%	90%	86%	91%
Scenario	(100)bp	(100)bp	(100)bp	N/A	(100)bp	(100)bp	(100)bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2015:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100)bp	(914)	(183)	(730)	+100bp	(2,690)	771	(3,461)
Balance USD GAP	(100)bp	(119)	88	(207)	(100)bp	(472)	895	(1,367)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Santander México to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Santander México carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Santander México realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the second quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	100,738	26,222	86,838	(14,806)	(10,405)	44,228	26,131	(507)	(77,620)	20,655
Non Derivative	101,986	26,235	87,100	(14,709)	(10,322)	43,258	25,956	(18)	(77,103)	21,589
Derivatives	(1,248)	(12)	(262)	(97)	(83)	970	175	(489)	(516)	(934)

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CreditRisk

Management of credit risk of Santander México is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Santander México is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Santander México and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Santander México. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Santander México has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by Santander México.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “Severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) calculated with internal models, are taken into consideration.

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For the calculation of the “LGD” recovery and expenditure movements from the time of default (more than 90 days overdue) are used and these movements are deducted or added to the credit amount with which the recovery period began to do this, seven-year historical data is used.

The calculation of the “EAD” is only used for revolving products and seven-year historical data is also used. To estimate the “EAD” the twelve-month balances prior to default are taken and compared against the credit balance at the time of entering default.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Santander México assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Santander México may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Santander México, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Santander México has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

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Currently, we have approved lines of Counterparty Risks in Santander México for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Santander México for the second quarter of 2015:

	Equivalent Net Credit Risk (millions of american dollars)
Segment	apr-15	may-15	jun-15	average
Sovereign Risk, Development Banking and Financial Institutions	21,333.99	20,283.04	18,745.15	20,120.72
Corporates	1,747.29	1,381.97	1,219.43	1,449.56
Companies	211.87	180.62	169.00	187.16

The equivalent credit risk lines maximum gross counterparty risk of Santander México as of the end of the second quarter of 2015, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of american dollars)
Type of Derivative	End of the second quarter of 2015
Interest Rate Derivatives	17,157
Exchange Rate Derivatives	21,674
Bonds Derivatives	69
Equity Derivatives	961
Total	39,861

The Expected Loss of Santander México at the end of the second quarter of 2015, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Santander México, for the second quarter of 2015 are:

	Expected Loss (millions of american dollars)
Segment	apr-15	may-15	jun-15	average
Sovereign Risk, Development Banking and Financial Institutions	5.82	4.77	4.70	5.10
Corporates	3.51	3.21	3.82	3.52
Companies	1.25	1.27	1.14	1.22

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Santander México has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the second quarter of 2015:

Cash colateral	66.33%
Collateral refer to bonds issued by the Mexican Federal Government	33.67%

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Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Santander México and the application of fines, with respect to the transactions carried out by Santander México.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed:

a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Santander México and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, Santander México has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Santander México.

Santander México has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Santander México are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

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Independent Reviews

Santander México is subject to the monitoring and supervision of the CNBV, the US Securities and Exchange Commission and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the Commission, in Principle B-5 “Derivative Financial Instruments and Hedging Transactions”.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Santander México carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Santander México has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Santander México achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Santander México performs derivative transactions for hedging purposes with swaps.

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Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Santander México ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Santander México decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2015, Santander México has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or

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partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Million of Mexican pesos as of June 30, 2015)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	4,500	(17)	0
Forwards	Foreingn Currency	Trading	264,890	1,195	1,241
Forwards	Equity	Trading	9,159	105	176

Futures	Foreingn Currency	Trading	5,410	142	(50)
Futures	Market Index	Trading	5,961	(64)	(97)
Futures	Interest Rate	Trading	139,557	(427)	(496)
Futures	Equity	Trading	0	0	(1)

Options	Equity	Trading	3,556	(461)	(162)
Options	Foreingn Currency	Trading	61,739	201	186
Options	Market Index	Trading	223,585	1,031	1,121
Options	Interest Rate	Trading	263,234	(647)	(789)

Swaps	Cross Currency	Trading	697,638	(6,631)	(5,076)
Swaps	Interest Rate	Trading	3,958,924	1,211	1,936
Swaps	Equity	Trading	4,024	(30)	0

Forwards	Foreingn Currency	Hedging	52,262	744	2,328

Swaps	Cross Currency	Hedging	41,741	2,426	3,363
Swaps	Interest Rate	Hedging	5,978	(44)	(45)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

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During the second quarter, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the second quarter of 2015, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	538	7
Equity Forward	11	0
OTC Equity	786	8
OTC Fx	1176	371
Swaptions	10	43
Fx Forward	1586	122
IRS	605	95
CCS	56	7

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2015, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

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The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2015:

Sensitivity Analysis
(Millions of mexican pesos)

Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	(1.44)	0.57

Vega Risk factor
	EQ	FX	IR
Total	3.97	0.17	(0.58)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.44	4.95

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Santander México with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Santander México.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

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o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Santander México, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2015:

Summary of Stress Test
(Millions of mexican pesos)

Risk Profile	Stress all factors
Probable scenario	(9)
Remote scenario	648
Possible scenario	188

25. Disclosure of the Liquidity Coverage Ratio

During the second quarter of 2015 the weighted average CCL for Banco Santander México (“The Bank”) is 106.3%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

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Table I.1
Liquidity Coverage Ratio Disclosure
(Figures in millons of MXN)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	98,369
CASH OUTFLOWS
2	Unsecured retail financing	155,951	11,262
3	Stable funding	86,660	4,333
4	Less stable funding	69,291	6,929
5	Unsecured wholesale funding	309,544	131,394
6	Operational deposits	157,497	37,324
7	Non-operational deposits	127,431	69,453
8	Unsecured debt	24,617	24,617
9	Secured wholesale funding	not applicable	763
10	Additional requirements:	70,728	45,559
11	Outflows related to derivatives exposures and other collateral requirements	42,763	42,763
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	27,965	2,797
14	Other contractual funding obligations	-	-
15	Other contingent funding obligations	106,223	7,287
16	TOTAL CASH OUT	not applicable	196,265
CASH INFLOWS
17	Cash inflows secured transactions	29,032	4,316
18	Cash inflows from operations unsecured	89,396	69,600
19	Other cash inflows	29,805	29,805
20	TOTAL CASH INFLOWS	148,233	103,721
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	98,369
22	TOTAL NET CASH OUT	not applicable	92,544
23	LIQUIDITY COVERAGE RATIO	not applicable	106.3%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a) Natural days contemplated in the quarterly report.

• 90 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the second quarter, the mix in deposits shifted towards a more favorable proportion of stable resources, and increase in cash inflows.

c)	Changes of major components within the quarter report.

•	During the second quarter, the mix in deposits shifted towards a more favorable proportion of stable resources, and increase in cash inflows.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e) Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

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f) Exposures in financial derivative instruments and possible margin calls.

•	Perfomed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g) Currency mismatch.

•	Perfomed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I. Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that Santander México has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 1Q15, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/03/2015	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps. 60,347
Local Currency	90 days	45,639
Foreign Currency	30 days	53,290

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c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
	(Millions of pesos)
Money Market	7,035	6,423	13	7	1	2	2	2	586
Loans	38,174	5,219	3,463	2,858	4,317	10,044	3,740	8,985	(453)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	131	—	—	—	—	—	—	—	131
Securities	18,917	17,032	—	—	—	386	—	—	1,498
Permanent	313	—	—	—	—	—	—	—	313
Other Balance Sheet Assets	4,528	—	—	—	—	—	—	—	4,528
Total Balance Sheet Assets	69,098	28,674	3,477	2,865	4,318	10,433	3,742	8,986	6,603
Money Market	(12,312)	(12,026)	(666)	(509)	(307)	(107)	(79)	-	1,383
Deposits	(27,551)	(8,243)	(3,011)	—	(740)	(15,557)	—	—	—
Trade Finance	(40)	—	—	—	—	—	—	—	(40)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(8,917)	(1,508)	(751)	(220)	(780)	(2,235)	(1,686)	(1,737)	—
Equity	(6,245)	—	—	—	—	—	—	—	(6,245)
Other Balance Sheet Liabilities	(7,435)	—	—	—	—	—	—	—	(7,435)
Total Balance Sheet Liabilities	(62,501)	(21,777)	(4,427)	(729)	(1,827)	(17,899)	(1,765)	(1,737)	(12,338)
Total Balance Sheet Gap	6,597	6,897	(950)	2,136	2,491	(7,466)	1,977	7,249	(5,735)
Total Off-Balance Sheet Gap	219	(3)	18	29	118	(23)	90	(160)	151
Total Structural Gap		6,894	(933)	2,164	2,609	(7,490)	2,067	7,089	(5,584)
Accumulated Gap		6,894	5,961	8,125	10,734	3,244	5,312	12,401	6,817

II. Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

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•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

Item 2

0 M e xico Mexico City, July 30 th , 2015 2 Q.15 I Earnings Presentation Grupo Financiero Santander México, S.A.B. de C.V.

1 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; our focus on strategic businesses ; our compound annual growth rate ; our risk, efficiency and profitability targets ; financing plans ; competition ; impact of regulation ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowances for loans and other losses ; increased default by borrowers ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : T he information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

2 Source : Company filings CNBV GAAP Notes: 1 ) Includes credit cards , payroll , personal and auto loans 2) Annualized opex (6M15x2) divided by Annualized i ncome before opex and allowances (6M15x2) 3) Annualized net income (6M15x2) divided by average equity (4Q14;2Q15) Focus on efficiency and profitability ▪ Expenses annual growth +7.9% ▪ Efficiency ratio 3 43.5% ▪ ROAE 4 12.0% Total loans up 13%, slightly above market levels ▪ Mortgages +14% ▪ SMEs +24% ▪ Middle - market +16% ▪ Consumer 1 +17% Ongoing prudent risk management ▪ NPL ratio 3.77% ▪ Cost of risk 3.41% Deposit growth of 13% ▪ Individual demand deposits +17% Santander México Reports Strong Business Performance with Core Segments Growing Above System Rates Completed expansion plan – 200 branches opened since 4Q12 Acquisition from Scotiabank Mexico effective April ’15

GDP (% Growth)

4.0
1.4
2.0
1.6
2.2
2.6
2.1
2.5
2.4
2.8
3.1
2.7
3.2*
3.0
3.0
3.8*
2012
2013
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15E
3Q15E
4Q15E
2016E

Inflation (% Annual)

3.8
3.6
4.0
4.1
3.1
3.2*
3.4
3.5*
2011
2012
2013
2014
2015E
2016E

Interest Rate (CETEs)

4.5
4.5
3.9
3.0
3.5
4.0
4.5*
2011
2012
2013
2014
2015E
2016E

3

Santander

3 GDP (% Growth ) Interest Rate ( CETEs ) Inflation (% Annual) Source : GDP – INEGI CETE, Inflation , Exchange Rate – BANXICO Estimates – SANTANDER * Revised from previous quarter 3.1 2.8 2.4 2.5 2.6 2.2 1.6 2.0 1.4 4.0 3Q14 2Q14 1Q14 2013 2012 2016E 3.0 4Q15E 3Q15E 2Q15E 1Q15 4Q14 4.0 3.5 3.0 3.9 4.54.5 2014 2013 2012 2011 2016E 2015E 3.4 3.1 4.1 4.0 3.6 3.8 2016E 2015E 2014 2013 2012 2011 2.1 2.7 3.2* 3.2* 3.5* 4.5* Mexican Fundamentals Remain Solid Despite Slight Deceleration in GDP Expectations for 2015 Impacted by Oil Prices; Limited Visibility in 2H15 3.0 3.8*

Total Loans
YoY Growth
3,107
3,163
3,347
3,412
3,509
8.8%
8.4%
10.4%
12.1%
12.9%*
2Q14
3Q14
4Q14
1Q15
May'15

Total Deposits
YoY Growth
3,044
3,051
3,273
3,394
3,413
9.6%
8.2%
10.5%
13.8%
12.1%*
2Q14
3Q14
4Q14
1Q15
May'15

Consumer¹ (YoY Growth)
8.6%
6.6%
6.0%
5.9%
5.3%*
2Q14
3Q14
4Q14
1Q15
May'15

4

Santander

4 Source: CNBV Banks as of May 2015 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans * Compares May 15 vs 2Q14 Gradual Pick - up in System Loan and Deposit Growth; Trend Expected to Continue » Loan growth maintains positive trend following inflection point in November 2014 » Trend expected to continue » Strong performance rates across segments while credit cards remain weak Total Loans Total Deposits 3,413 3,394 3,273 3,0513,044 3Q14 8.2% 2Q14 9.6% May’15 12.1% * 1Q15 13.8% 4Q14 10.5% 3,509 3,412 3,347 3,163 3,107 May’15 12.9%* 1Q15 12.1% 4Q14 10.4% 3Q14 8.4% 2Q14 8.8% YoY Growth YoY Growth Consumer 1 ( YoY Growth ) 5.3% * May’15 1Q15 5.9% 4Q14 6.0% 3Q14 6.6% 2Q14 8.6%

Total Loans
+13%
440,675
441,475
465,542
474,738
498,500
+5%
2Q14
3Q14
4Q14
1Q15
2Q15
Gov&Fin Ent -9%
Corporates +14%
Retail +17%

3Q12
Consumer 8%
Middle-Market 23%
Credit Cards 10%
Mortgages 20%
Corporates 20%
SMEs 9%
Gov&FinEnt 10%

2Q15
Consumer 8%
Middle-Market 24%
Credit Cards 9%
Mortgages 23%
Corporates 14%
SMEs 12%
Gov&FinEnt 10%

Source: Company filings CNBV GAAP

5

Santander

5 Source : C ompany filings CNBV GAAP Total Loans - 9% +14% 441,475 2Q14 440,675 2Q15 1Q15 474,738 4Q14 465,542 3Q14 +13% 498,500 +5% Gov&Fin Ent Corporates 3 Q12 2Q15 Strong Performance in Core Segments Drive 13% YoY Loan Growth at Santander México Middle - Market 23% Corporates 20% Gov&FinEnt 10% SMEs 9% Mortgages 20% Credit Cards 10% Consumer 8% Middle - Market 24% Corporates 14% Gov&FinEnt 10% SMEs 12% Mortgages 23% Credit Cards 9% Consumer 8% Retail +17%

Individual Loans

2Q14 171,547 → **+15%** → 197,442 2Q15

Mortgages

+14%
99,242
102,598
106,588
110,149
113,092
+3%
2Q14
3Q14
4Q14
1Q15
2Q15

- Maintain leadership in origination
- 2nd largest market player

Credit Cards

+6%
41,439
41,630
42,104
42,038
43,768
+4%
2Q14
3Q14
4Q14
1Q15
2Q15

Consumer[1]

Personal
Payroll
+31%
30,866
32,042
33,520
35,475
40,582
+14%
2Q14
3Q14
4Q14
1Q15
2Q15

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

6 197,442 171,547 Source: Company filings CNBV GAAP Notes: 1) Includes personal, payroll and auto loans Consumer 1 Credit Cards Mortgages Individual Loans 43,768 42,038 42,104 41,63041,439 +4% +6% 2Q15 1Q15 4Q14 3Q14 2Q14 99,242 +14% +3% 2Q15 1Q15 110,149 4Q14 106,588 3Q14 102,598 2Q14 113,092 2Q14 2 Q15 +15% +31% +14% 2Q15 1Q15 35,475 4Q14 33,520 3Q14 32,042 2Q14 30,866 40,582 Payroll Personal » Better than market performance despite soft demand » Growing credit card placement not yet reflected in usage » Maintain leadership in origination » 2 nd largest market player Individual Loans Up 15% YoY , Principally Reflecting an Outstanding Performance in Consumer Loans » Strong organic growth support by commercial activity » Scotiabank’s portfolio also supports growth YoY growth well above market rates across all individual segments

Commercial Loans

2Q14 269,128 → +12% → 301,058 2Q15

SMEs

+24%
47,888
49,845
51,894
56,400
59,172
+5%
2Q14
3Q14
4Q14
1Q15
2Q15

Middle-Market

+16%
103,221
103,659
104,586
109,502
120,195
+10%
2Q14
3Q14
4Q14
1Q15
2Q15

Corporates

+14%
61,253
59,460
65,343
65,134
69,806
+7%
2Q14
3Q14
4Q14
1Q15
2Q15

Government & Fin Entities

-9%
56,766
52,241
61,507
56,040
51,885
-7%
2Q14
3Q14
4Q14
1Q15
2Q15

Source: Company filings CNBV GAAP

7

Santander

7 Strong Middle - Market, Corporates and SMEs Support 12% YoY Growth in the Commercial Portfolio Source : C ompany filings CNBV GAAP SMEs Middle - Market Corporates 120,195 +16% +10% 2Q15 1Q15 109,502 4Q14 104,586 3Q14 103,659 2Q14 103,221 59,172 56,400 51,894 49,845 47,888 3Q14 2Q14 +5% +24% 2Q15 1Q15 4Q14 69,806 65,13465,343 59,460 61,253 +14% +7% 2Q15 1Q15 4Q14 3Q14 2Q14 Commercial Loans 301,058 2 69,128 2Q14 2Q15 +12% Government & Fin Entities 51,885 56,040 61,507 52,241 56,766 1Q15 4Q14 3Q14 2Q14 - 9% - 7% 2Q15

Total Deposits

+13%
425,108
438,143
459,624
459,130
482,205
+5%
Term
39%
35%
36%
36%
35%
Demand
61%
65%
64%
64%
65%
2Q14
3Q14
4Q14
1Q15
2Q15

Demand
+20%
259,046
311,891
2Q14
2Q15

Term*
+3%
166,062
170,314
2Q14
2Q15

Source: Company filings CNBV GAAP
Notes: * Includes money market

8
Santander

8 Total Deposits Source : C ompany filings CNBV GAAP Notes: * Includes money market 311,891 +20% 2Q15 2Q14 259,046 170,314 +3% 2Q15 2Q14 166,062 Demand Term * +13% +5% Demand Term 35% 482,205 65% 459,624 64% 36% 3Q14 438,143 65% 2Q15 1Q15 459,130 64% 36% 4Q14 35% 2Q14 425,108 61% 39% » Individuals, SMEs and mid - market remain the main contributors to demand deposit growth – up 17%, 24% and 23%, respectively. » Optimizing cost of funding » Continue to drive growth of Select and Payroll client base » New branches contribute to deposit growth Deposit Base up 13% YoY Mainly Driven by Demand Deposits

Healthy Liquidity Profile and Solid Capital Position

Net Loans to Deposits[1]

99.8%
97.0%
97.6%
99.6%
99.5%
2Q14
3Q14
4Q14
1Q15
2Q15

Debt Maturity

115
4,553
4,413
3,406
1,700
15,685
20,391
2015
2016
2017
2018
2021
2022
2023

Core Capital and Capitalization

16.1%
16.8%
16.2%
16.6%
15.9%
Tier 2
13.1
13.7
12.9
13.2
12.5
Core Capital
2Q14
3Q14
4Q14
1Q15
2Q15

Source: Company filings CNBV GAAP

9

Santander

9 Debt Maturity Source: Company filings CNBV GAAP Notes : 1 ) Loans net of allowances divided by total deposits (Demand + Term ) * LCR = Liquidity Coverage Ratio 2Q15 99.5% 1Q15 99.6% 4Q14 97.6% 3Q14 97.0% 2Q14 99.8% Healthy Liquidity Profile and Solid Capital Position » Healthy debt maturity profile » Well positioned for future interest rate increase » Strong capitalization » LCR* = 106%, well above 60% Banxico regulatory requirements Core Capital and Capitalization 13.1 13.7 12.9 13.2 12.5 Core Capital Tier 2 2Q15 1Q15 16.6% 4Q14 16.2% 3Q14 16.8% 2Q14 16.1% 15.9% Debt Maturity Net Loans to Deposits 1 20,391 15,685 1,700 3,406 4,413 4,553 115 2023 2022 2021 2018 2017 2016 2015

10 Net Interest Income and NIM 1 Source : Company filings CNBV GAAP Notes: 1) Annualized f inancial margin (6M15x2) divided by daily average i nterest earnings assets (6M15) 10,466 9,925 9,799 9,524 9,262 5.5% 13.0% 2Q15 1Q15 4Q14 3Q14 2Q14 4.96 4.84 Fifth Consecutive Quarter of Net Interest Income Growth Accelerating to +5.5% QoQ and +13.0% YoY » NII up 5.5% sequentially » NII grew 13.0% YoY , principally due to: ▪ Higher interest income from: Loan portfolio (ex - credit cards): +14.7% Investment in securities: +2.3% ▪ Lower cost of deposits ▪ Partially offset by incipient interest income growth from: Credit Card Portfolio: +0.9% » NIM stood at 4.84%

11 Net Commissions and Fees Source : Company filings CNBV GAAP Notes: 1 Includes fees from : collections and payments , account management , cheques, foreign trade and others * Exlcluding reclassification of insurance premiums from NAFIN the growth would have been 13% 3,795 3,298 3,3643,339 3,291 +21.9% 4,011 +21.6% 2Q15 1Q15 4Q14 3Q14 2Q14 216 Better Performance in Investment Banking and Credit Cards Drive Net Commissions and Fees 26% 28% 20% 15% 8% 3% Insurance Cash Mangmt* Credit Cards Financial Advisory Investment Funds Cap Mkts & Sec Var YoY 2Q14 1Q15 2Q15 $$ % Insurance 976 983 1,054 78 8% Cash Mangmt 1 786 857 1,103 317 40% * Credit Cards 717 758 782 65 9% Financial Advisory 332 233 617 285 86% Investment Funds 325 329 326 1 0% Cap Mkts & Sec 155 138 129 - 26 - 17% Net commisions and fees 3,291 3,298 4,011 720 22% Excluding reclassification of insurance premiums from NAFIN 3,291 3,298 3,795 504 15%

Gross Operating Income*

8.0%
13,911
13,514
13,558
14,018
15,017
216
7.1%
14,801
2Q14
3Q14
4Q14
1Q15
2Q15

3%
27%
70%
Financial Margin
Net Commissions and Fees
Market related revenue

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income

12

Santander

12 Gross Operating Income* Source : Company filings CNBV GAAP Notes: * Gross Operating Income does not include Other Income Gross Operating Income Driven by Strong Performance in Core Earnings 14,801 14,018 13,55813,514 13,911 3Q14 8.0% 15,017 7.1% 2Q15 216 1Q15 4Q14 2Q14 Var YoY 2Q14 1Q15 2Q15 Var $$ Var % Financial Margin 9,262 9,925 10,466 1,204 13% ff Net Commissions and Fees 3,291 3,298 4,011 720 22% ff Market related revenue 1,358 795 540 - 818 - 60% ff Gross Operating Income* 13,911 14,018 15,017 1,106 8% ff Excluding reclassification of insurance premiums from NAFIN 13,911 14,018 14,801 890 6% ff 70% 27% 3% Financial Margin Net Commissions and Fees Market related revenue

Loan Loss Reserves (LLR)

23.7%
3,672
3,814
3,334
3,683
4,543
23.4%
2Q14
3Q14
4Q14
1Q15
2Q15

Cost of Risk[1]

-1bps
3.42%
3.49%
3.32%
3.13%
3.41%
28bps
2Q14
3Q14
4Q14
1Q15
2Q15

Source: Company filings CNBV GAAP

* Commercial loans include: mid-market, smes, corporates, financial institutions and government

* Commercial NPLs reflect the exposure to homebuilders

13

Santander

13 Source : Company filings CNBV GAAP Notes: 1 ) Annualized loan l oss reserves (6M15x2) divided by average loans (4Q14,2Q15) * Commercial loans include : mid - market , smes , corporates , financial institutios and government * Commercial NPLs reflect the exposure to homebuilders Cost of Risk 1 Loan Loss Reserves (LLR) 28bps - 1 bps 2Q15 1Q15 3.13% 4Q14 3.32% 3Q14 3.49% 2Q14 3.42% 3.41% Loan Loss Reserves Increase as Anticipated, while Cost of Risk Remained Stable YoY 4,543 3,683 3,334 3,814 3,672 23.7% 23.4% 2Q15 1Q15 4Q14 3Q14 2Q14 PENDIEN TE NPLs 2Q14 1Q15 2Q15 Var YoY (bps) Var QoQ (bps) Consumer 4.06% 3.61% 3.81% - 25 20 Credit Card 3.56% 3.79% 4.09% 53 30 Mortgages 4.62% 5.00% 5.06% 44 6 Commercial* 2.66% 3.19% 3.28% 62 9 SMEs 2.60% 2.75% 2.49% - 11 - 26 Total Loans 3.33% 3.68% 3.77% 44 9

Sequentially Stable Expenses Reflect Effective Cost Management

Administrative & Promotional Expenses

7.9%
5,921
5,938
6,059
6,389
6,391
0.0%
2Q14
3Q14
4Q14
1Q15
2Q15

Expenses Breakdown

8%
9%
46%
37%
Personnel
Admin expenses
IPAB
Dep and amort.

Efficiency[1]

+0.6pp
42.9%
43.0%
43.0%
44.8%
43.5%
2Q14
3Q14
4Q14
1Q15
2Q15

Source: Company filings CNBV GAAP

14

Santander

14 Source: Company filings CNBV GAAP Notes: 1 ) Annualized opex (6M15x2) divided by annualized income before opex (net of allowances ) (6M15x2) Expenses B reakdown Administrative & Promotional Expenses 6,3916,389 6,059 5,9385,921 7.9% 0.0% 2Q15 1Q15 4Q14 3Q14 2Q14 Efficiency 1 4Q14 43.0% 3Q14 43.0% 2Q14 42.9% 43.5% +0.6pp 2Q15 1Q15 44.8% Sequentially Stable Expenses Reflect Effective Cost Management 46% 37% 9% 8% Personnel Admin expenses IPAB Dep and amort. Var YoY 2Q14 1Q15 2Q15 Var $$ Var % Personnel 2,614 2,916 2,957 343 13% Admin expenses 2,435 2,439 2,391 - 44 - 2% IPAB 453 535 546 93 21% Dep and amort. 419 499 497 78 19% Admin & prom expenses 5,921 6,389 6,391 470 8% Admin & prom expenses ( ex IPAB ) 5,468 5,854 5,845 377 7%

Net Income

-12.2%
3,687
3,244
3,824
3,215
3,238
+0.7%
2Q14
3Q14
4Q14
1Q15
2Q15

ROAE[1]

-2.1 pp
14.1%
13.6%
14.0%
12.0%
12.0%
0 pp
2Q14
3Q14
4Q14
1Q15
2Q15

Effective Tax Rate

+2.7pp
20.4%
19.4%
19.0%
23.5%
23.1%
-0.4pp
2Q14
3Q14
4Q14
1Q15
2Q15

Source: Company filings CNBV GAAP

15

Santander

15 Source : Company filings CNBV GAAP Notes: 1 ) Annualized net income (6M15x2) divided by average equity (4Q14,2Q15) ROAE 1 Solid Performance in Core Earnings Offset by LLRs, Market Related Revenue and Effective Tax Rate 12.0% 0 pp - 2.1 pp 2Q15 1Q15 12.0% 4Q14 14.0% 3Q14 13.6% 2Q14 14.1% Effective Tax Rate Net Income 3,2383,215 3,824 3,244 3,687 - 12.2% +0.7% 2Q15 1Q15 4Q14 3Q14 2Q14 1Q15 4Q14 2Q15 +2.7pp - 0.4pp 23.1% 23.5% 19.0% 3Q14 19.4% 2Q14 20.4% Var YoY 2Q14 1Q15 2Q15 Var YoY Var QoQ Profit Before Taxes 4,636 4,204 4,211 - 9.2% 0.2% _ Minus extra market related income - 700 Excluding Scotia provisions 293 Profit Before Taxes (adj) 3,936 4,204 4,504 14.4% 7.1% _ Taxes ( adjusted ) - 738 - 989 - 1,060 Net Income (adj) 3,198 3,215 3,444 7.7% 7.1% _

16 Looking at 2H15, Several Factors M ay Impact Our Pre - Tax Income Estimate for FY15 • Interest rates: Mid - year increase originally anticipated now expected closer to year end • Investment banking fees : Delays in execution of public infrastructure and energy projects will probably result in lower investment banking fees • Credit card fees: Due to the soft economic environment, together with concerns over increased tax supervision, credit card fees will likely remain weak • Market related revenue: Given financial market uncertainty regarding U.S. monetary policy, our market related revenue could most likely be in the low - end of our quarterly average range of 600 to 800 million pesos

17 Metrics ▪ Total Loans Δ 13% - 15% • Consumer Δ 12% - 15% • Mortgages Δ 10% - 12% • SMEs Δ 22% - 25% ▪ Total Deposits Δ 10% - 12% ▪ Pre - tax Earnings Growth Δ 15% - 20% ▪ Cost of Risk 3.4% - 3.6% ▪ Expenses Δ 6% - 8%* ▪ Tax Rate 23% - 25% 2015 Target 2015 Guidance: Revised Profit Before Taxes, all Other Items Remain Unchanged * Does not include the deposit insurance fee (or IPAB) and the reversal from the employee profit sharing (EPS) future payments Δ 5% - 10% r          Revised 2015 Target

18 Questions and Answers

19 Annexes

20 Consolidated Income Statement Source : Company filings CNBV GAAP Millions of pesos 2Q15 1Q15 2Q14 % Change QoQ YoY Interest income 15,660 14,821 14,543 5.7 7.7 Interest expense (5,194) (4,896) (5,281) 6.1 (1.6) Financial margin 10,466 9,925 9,262 5.5 13.0 Allowance for loan losses (4,543) (3,683) (3,672) 23.4 23.7 Financial margin after allowance for loan losses 5,923 6,242 5,590 (5.1) 6.0 Commision and fee income 4,771 4,199 4,225 13.6 12.9 Commision and fee expense (760) (901) (934) (15.6) (18.6) Net commisions and fees 4,011 3,298 3,291 21.6 21.9 Net gain /(loss) on financial assets and liabilities 540 795 1,358 (32.1) (60.2) Othe operating income / (loss) 109 239 302 (54.4) (63.9) Administrative and promotional expenses (6,391) (6,389) (5,921) 0.0 7.9 Total operating income 4,192 4,185 4,620 0.2 (9.3) Equity in results of subsidiaries and associated companies 19 19 16 0.0 18.8 Income from continuing operations before income taxes 4,211 4,204 4,636 0.2 (9.2) Income taxes (972) (989) (948) (1.7) 2.5 Income from continuing operations 3,239 3,215 3,688 0.7 (12.2) Discontinued operations 0 0 0 Consolidated net income 3,239 3,215 3,688 0.7 (12.2) Non - controlling interest (1) 0 (1) Net income 3,238 3,215 3,687 0.7 (12.2)

21 Consolidated Balance Sheet Source : Company filings CNBV GAAP Millions of pesos 2Q15 1Q15 2Q14 % Change QoQ YoY Cash and due from banks 102,323 105,370 91,384 (2.9) 12.0 Margin accounts 3,181 2,844 3,392 11.8 (6.2) Investment in securities 269,782 271,576 219,044 (0.7) 23.2 Debtors under sale and repurchase agreements 19,303 7,331 10,471 163.3 84.3 Securities loans 1 1 0 0.0 n.a. Derivatives 99,783 100,357 88,209 (0.6) 13.1 Valuation adjustment for hedged financial assets 106 49 85 116.3 24.7 Total loan portafolio 498,500 474,738 440,675 5.0 13.1 Allowance for loan losses (18,643) (17,382) (16,397) 7.3 13.7 Loan portafolio (net) 479,857 457,356 424,278 4.9 13.1 Accrued income receivable from securitization transactions 97 128 128 (24.2) (24.2) Other receivables (net) 62,629 93,035 55,768 (32.7) 12.3 Foreclosed assets (net) 387 383 357 1.0 8.4 Property, furniture and fixtures (net) 5,279 5,378 4,664 (1.8) 13.2 Long - term investment in shares 139 172 112 (19.2) 24.1 Deferred taxes (net) 16,857 16,737 17,953 0.7 (6.1) Deferred charges, advance payments and intangibles 5,057 5,180 3,971 (2.4) 27.3 Other assets 191 200 200 (4.5) (4.5) Total assets 1,064,972 1,066,097 920,016 (0.1) 15.8 Deposits 514,371 489,572 447,680 5.1 14.9 Bank and other loans 55,411 72,918 42,492 (24.0) 30.4 Creditors under sale and repurchase agreements 156,999 148,043 127,905 6.0 22.7 Securities loans 1 1 0 0.0 n.a. Collateral sold or pledged as guarantee 27,403 28,835 9,654 (5.0) 183.9 Derivatives 101,019 96,722 90,416 4.4 11.7 Other payables 79,689 100,493 82,067 (20.7) (2.9) Subordinated debentures 20,706 19,849 17,192 4.3 20.4 Deferred revenues 502 661 698 (24.1) (28.1) Total liabilities 956,101 957,094 818,104 (0.1) 16.9 Total stockholders ´ equity 108,871 109,003 101,912 (0.1) 6.8